                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-67713


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PROSPECTUS
DECEMBER 11, 1998

                                 [MAXIMUS LOGO]
                        4,200,000 SHARES OF COMMON STOCK

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THE COMPANY:

- We are a leading provider of program management and consulting services to state and local government agencies throughout the United States.

- MAXIMUS, Inc.
  1356 Beverly Road
  McLean, Virginia 22101
  (703) 734-4200

NYSE SYMBOL: MMS

THE OFFERING:

- The Company is offering 2,000,000 of the shares and existing shareholders are offering 2,200,000 of the shares.

- The underwriters have an option to purchase an additional 630,000 shares from the selling shareholders to cover over-allotments.

- There is an existing trading market for these shares. The reported last sales price on December 10, 1998 was $32.75 per share.

- We plan to use the proceeds from the offering for general corporate purposes. We will not receive any proceeds from the shares sold by the selling shareholders.

- Closing: December 16, 1998

-------------------------------------------------------------------------------
                                                      Per Share       Total
-------------------------------------------------------------------------------
Public offering price:                                 $32.50      $136,500,000
Underwriting fees:                                     $ 1.71      $  7,182,000
Proceeds to Company:                                   $30.79      $ 61,580,000
Proceeds to selling shareholders:                      $30.79      $ 67,738,000
-------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

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Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
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DONALDSON, LUFKIN & JENRETTE
                                LEHMAN BROTHERS
                                                          LEGG MASON WOOD WALKER
                                                               INCORPORATED

                                   [GRAPHIC]

    Organizational chart showing the divisions that comprise the Company's
             Consulting Group and its Government Operations Group.

                               TABLE OF CONTENTS

                                    PAGE
Prospectus Summary................     3
Risk Factors......................     7
Use of Proceeds...................    16
Market Price of Common Stock and
  Dividend Policy.................    16
Capitalization....................    18
Selected Consolidated Financial
  Data............................    19
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......    21

                                    PAGE
Business..........................    30
Management........................    44
Selling Shareholders..............    48
Underwriting......................    50
Legal Matters.....................    52
Experts...........................    52
Available Information.............    52
Incorporation of Certain Documents
  by Reference....................    53
Index to Financial Statements.....   F-1

                                     [MAP]

   A map of the United States showing the locations of the Company's offices.

     [INSERT: Fold-out map showing the Company's geographical coverage. The fold-out is a two-page fold-out of the inside front cover page.]

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained elsewhere in this prospectus, including the financial statements and the notes to such statements. Unless otherwise indicated, the information in this prospectus: (1) has been restated to give effect to the pooling of interests combination with David M. Griffith & Associates, Ltd. on May 12, 1998; and (2) assumes that the over-allotment option is not exercised. Investing in the common stock being offered by the Company involves risk. Therefore, carefully consider the information provided on pages 7-15 under the heading "Risk Factors." We urge you to read this prospectus in its entirety.

                                  THE COMPANY

     MAXIMUS, Inc. is a leading provider of program management and consulting services to state and local governments throughout the United States. Our services are designed to make government operations more efficient and cost effective while improving the quality of the services provided to program beneficiaries. We apply an entrepreneurial, private sector approach utilizing advanced technology in projects in almost every state in the nation and in markets in several foreign countries.

     Program Management Services. State and local governments in the United States spend approximately $21 billion annually to administer their health and human services programs. The costs of these programs represents the largest line items in many state and local government budgets. These health and human services programs include the following:

- Medicaid                           - Child Health Insurance
- Food Stamps                        - Child Support Enforcement
- Temporary Assistance To Needy      - Child Care
     Families                        - Child Welfare
- Supplementary Security Income
- General Assistance/General
     Relief

     In the last two fiscal years, we have been awarded $350 million in contracts to help state and local health and human services agencies manage their programs. We currently have program management contracts in New York, California, Texas, Michigan, New Jersey, Florida, Illinois, and many other states. In addition to the substantial revenues these contracts generate, they also provide high-profile marketing platforms for us to demonstrate the cost effectiveness and value of outsourcing program management services to the public sector.

     Consulting Services. We offer consulting services to every state, county and local government agency, including health and human services, law enforcement, parks and recreation, taxation, housing, motor vehicles, labor, education as well as legislatures. We provide highly technical expertise to our clients in various disciplines, including:

- Systems planning                   - Program analysis and evaluation
- Federal revenue maximization       - Electronic benefits and
- Cost allocation for program             funds transfer
     reimbursement claiming          - Fleet management
- Human resources management         - Systems implementation

     Our acquisitions of four consulting companies in 1998 added approximately 2,000 consulting contracts and 500 consultants. Many of these consulting contracts are with smaller cities and counties, which expands our geographic presence and enables us to sell our full range of products and services to these local governments. With these acquisitions, MAXIMUS believes it is the largest general management consulting firm in the country focussed on serving state and local governments.

     We believe that government agencies will continue to turn to companies such as MAXIMUS to reduce costs and improve the effectiveness of their programs. We believe that we more effectively administer government programs due to our ability to:

        - Accept contracts where compensation is based on performance;

        - Attract and compensate experienced, high-level management personnel;

        - Rapidly procure and utilize advanced technology;

        - Vary the number of personnel on a project to match fluctuating workloads;

        - Increase productivity by providing employees with financial incentives and performance awards and more readily terminating non-productive employees;

        - Provide employees with ongoing training and career development assistance; and

        - Maintain a professional work environment that is more conducive to employee productivity.

     We are recognized as a principal partner of state and local government agencies for both program management and consulting. With more than 100 offices located throughout the nation, MAXIMUS has the local presence and decentralized organization to promote relationships with the executive and legislative branches of state and local governments. With more than 2,800 employees nationwide, the Company has more personnel experienced with government programs than most state, city or county government agencies. As a result, we offer a pool of program knowledge and expertise that can be utilized by state and local government agencies to supplement their own capabilities and improve their operations.

     We believe that state and local governments will continue to seek our services despite the effect of economic cycles on government budgets. In recent years, as governments at all levels have experienced budget surpluses, new programs have been initiated to assist even more sectors of American society. In more austere times, the size of the population enrolled in existing government programs expands, requiring governments to spend more to administer these programs, but facing increased pressure to do so cost-effectively.

     We strive to provide an alternative to the traditional way of doing business for government agencies. MAXIMUS is working to fulfill its mission of "Helping Government Serve the People(TM)" by becoming a national resource for improving the management and service delivery capabilities of governments. Our national scope and size provide a platform to deliver more cost effective services by allowing us to capitalize on greater economies of scale, introduce more specialization, and market our knowledge base of best practices throughout the country. We possess several business strengths that we believe provide us an advantage over our competitors, including:

        - Single market focus resulting from our thorough understanding of the regulations and operations of government agencies, with an emphasis on state and local governments and health and human services programs;

        - Proven track record established by more than 23 years of providing successful government program management and consulting services;

        - Wide range of services that meets the increasing demands of government and other public sector clients for integrated vendor offerings;

        - Proprietary case management software program, known as MAXSTAR(TM), that reduces project implementation time and cost; and

        - Experienced team of professionals who thoroughly understand the marketing, assessment and delivery of services to government agencies.

                                  THE OFFERING

Common stock offered:
  By the Company.............................  2,000,000 shares
  By the selling shareholders................  2,200,000 shares
                                               ------------------
          Total..............................  4,200,000 shares
Common stock to be outstanding after the
  offering...................................  20,225,468 shares(a)
Use of proceeds..............................  We intend to use the estimated net proceeds of $61.1 million that we will
                                               receive from the offering for general
                                               corporate purposes, including: working
                                               capital; expansion of existing operations,
                                               including the acquiring of a new
                                               headquarters; strategic acquisitions of
                                               related businesses; and investment in
                                               systems infrastructures and new
                                               technologies. See "Use of Proceeds." We
                                               will not receive any proceeds from the
                                               shares sold by the selling shareholders.

------------------------------

(a) Based on shares outstanding as of November 13, 1998. Excludes 1,368,583 shares issuable upon exercise of options outstanding as of November 13, 1998 and an additional 2,191,514 shares reserved for issuance under the Company's various equity plans.

                            ------------------------

     We were incorporated in Virginia in September 1975 and our principal executive offices are located at 1356 Beverly Road, McLean, Virginia 22101. Our world wide web address is http://www.maxinc.com. Our web site is not part of the prospectus. Our telephone number is (703) 734-4200.

                     SUMMARY CONSOLIDATED FINANCIAL DATA(a)
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                         YEARS ENDED SEPTEMBER 30,
                           ------------------------------------------------------
                            1994       1995        1996        1997        1998
STATEMENT OF INCOME DATA:
Revenues:
  Government Operations
  Group..................  $11,779    $16,951    $ 20,681    $ 65,757    $139,263
  Consulting Group.......   42,720     51,275      58,462      69,955      94,210
  SSA Contract(b)........    2,943     14,314      56,530      31,612          --
                           -------    -------    --------    --------    --------
     Total revenues......   57,442     82,540     135,673     167,324     233,473
Gross profit.............   15,742     25,342      34,134      45,356      60,573
Income from operations...    3,323      8,161      12,340      12,661      23,119
Net income(c)............  $ 2,103    $ 7,353    $ 11,793    $  9,334    $ 14,454
Earnings per share:
  Basic..................  $  0.16    $  0.59    $   0.94    $   0.69    $   0.84
  Diluted................  $  0.16    $  0.59    $   0.94    $   0.67    $   0.82
Shares used in computing
  earnings per share:
  Basic..................   12,938     12,507      12,573      13,508      17,237
                           =======    =======    ========    ========    ========
  Diluted................   12,938     12,507      12,573      13,893      17,596
                           =======    =======    ========    ========    ========

                                                           SEPTEMBER 30, 1998
                                                       --------------------------
                                                                         AS
                                                        ACTUAL      ADJUSTED(D)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term
  investments........................................  $ 32,977       $ 94,057
Working capital......................................    77,022        138,102
Total assets.........................................   120,543        181,623
Long-term debt.......................................       454            454
Total shareholders' equity...........................    84,699        145,779

------------------------------

(a) All prior period amounts have been restated to reflect our combination with David M. Griffith & Associates, Ltd. ("DMG") in May 1998, which was accounted for using the pooling of interests method of accounting. See Note 3 of Notes to Consolidated Financial Statements.

(b) Represents revenue under a significant contract with the federal Social Security Administration (the "SSA CONTRACT"), which terminated pursuant to legislative action that eliminated the program. No further revenues were earned on the SSA Contract after March 31, 1997. See "Risk Factors -- Legislative Change and Political Developments," "-- Variability of Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(c) For the three years ended September 30, 1996, and during fiscal year 1997 up to and including June 12, 1997, we elected to be treated as an S corporation and our income was taxed for federal and most state purposes directly to our shareholders. As a result, the earnings per share figures are not directly comparable. In connection with our initial public offering, our S corporation status terminated and we recorded a deferred tax charge against income of $2.6 million for the cumulative differences between the financial reporting and income tax basis of certain assets and liabilities at June 12, 1997. Subsequent to June 12, 1997, we have recorded state and federal income taxes based on earnings for those periods.

(d) As adjusted to give effect to the sale by the Company of 2,000,000 shares of common stock and the receipt of the estimated net proceeds from such sale. See "Use of Proceeds."

                                  RISK FACTORS

     Investing in shares of the common stock involves a high degree of financial risk. In deciding whether to invest, you should carefully consider the following risk factors as well as the other information in this document. The risks set out below may not be exhaustive.

     Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus. These are statements that relate to future events and time periods or the Company's expectations. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

RELIANCE ON GOVERNMENT CLIENTS

     Substantially all of our clients are state or local government authorities. To market our services to government clients, we are largely required to respond to government requests for proposals ("RFPS"). To do so effectively, we must estimate accurately our cost structure for servicing a proposed contract, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within a RFP's rigid timetable. Our ability to respond successfully to RFPs will greatly impact our business, and we cannot guarantee that we will be awarded contracts through the RFP process or that our proposals will result in profitable contracts.

RISKS ASSOCIATED WITH GOVERNMENT CONTRACTING

     Early Termination of Contracts. Many of our government contracts contain base periods of one or more years, as well as option periods covering more than half of the contract's potential duration. Government agencies generally have the right not to exercise these option periods. A decision not to exercise option periods could impact the profitability of some of our contracts. Our contracts typically also contain provisions permitting a government client to terminate the contract on short notice, with or without cause. The unexpected termination of one or more significant contracts could result in significant revenue shortfalls. The natural expiration of especially large contracts can also present management challenges. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, our business could be adversely affected. We cannot be certain if, when or to what extent a client might terminate any or all of its contracts with us.

     Contracts Subject to Audit. The Defense Contract Audit Agency ("DCAA"), and certain other government agencies, have the authority to audit and investigate any government contracts. These agencies review a contractor's performance on its contract, its pricing practices, its cost structure and its compliance with applicable laws, regulations and standards. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while costs already reimbursed must be refunded. Therefore, a DCAA audit could result in a substantial adjustment to our revenue. No material adjustments resulted from audits completed through 1993, and we believe that adjustments resulting from subsequent audits will not adversely affect our business. If a government audit uncovers improper or illegal activities, a contractor may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government.

     Discouragement of Revenue Consulting by Federal Officials. To avoid higher than anticipated demands for federal funds, federal government officials occasionally discourage state and local authorities from engaging private consultants to advise them on maximizing federal revenues. We cannot be certain that state and local officials will not be dissuaded from engaging us for revenue maximization services.

     Relationships with Political Consultants. We occasionally engage marketing consultants, including lobbyists, to establish and maintain relationships with elected officials and appointed members of government agencies. The effectiveness of these consultants may be reduced or eliminated if a significant political change occurs. Implementation of term limits for certain elected officials, for instance, would require us to confront political change on a more regular basis. Because we cannot be certain that we will successfully manage our relationships with political consultants, our business may be adversely affected.

RISKS INVOLVED IN MANAGING GOVERNMENT PROJECTS

     Risk of Fixed-Price and Performance-Based Contracts. We derived approximately 46% of our fiscal 1998 revenues from fixed-price contracts and approximately 18% of our fiscal 1998 revenues from performance-based contracts. For fixed-price contracts, we receive our fee if we meet specified objectives or achieve certain units of work. Those objectives might include placing a certain number of welfare recipients into jobs, collecting target amounts of child support payments, or completing a particular number of managed care enrollments. For performance-based contracts, we receive our fee on a per-transaction basis. Such contracts include, for example, child support enforcement contracts, in which we often receive a fee based on the amount of child support collected. To earn a profit on these contracts, we rely upon accurately estimating costs involved and assessing the probability of meeting the specified objectives, realizing the expected units of work, or completing individual transactions, within the contracted time period. We recognize revenues on these contracts on a "costs incurred" method. Therefore, we review these contracts quarterly and adjust revenues to reflect our current expectations. These adjustments affect the timing and amount of revenue recognized and could adversely affect our financial results. If we fail to estimate accurately the factors upon which we base our contract pricing, then we may have to report a decrease in revenues or incur losses on these contracts.

     Failure to Meet Contract Performance Standards. Our inability to satisfy adequately our contractual obligations could adversely affect our financial condition. Our contracts often require us to indemnify clients for our failures to meet certain performance standards. Some contracts contain liquidated damages provisions and financial penalties related to performance failures. In addition, in order for our Government Operations Group to bid on certain contracts, we are required to secure our indemnification obligations by posting a cash performance bond or obtaining a letter of credit. If a claim is made against a performance bond or letter of credit, the issuer of the bond could demand higher premiums. Increased bond premiums would adversely affect our earnings and could limit our ability to bid for future contracts. In addition, a failure to meet our client's expectations when performing on a contract could materially and adversely affect our reputation, which, in turn, would impact our ability to compete for new contracts.

     Termination of Large Contracts. Upon termination or expiration of a contract between our Government Operations Group and a state or local government, we have to evaluate whether, and in what capacity, we can continue employing persons that formerly serviced the contract. Unless we enter into a new contract using those same employees or otherwise re-assign them, their employment must be terminated. The reassignment or termination of a large number of employees makes significant demands on our management and administrative resources.

     Relationships with Government Entities. To facilitate our ability to prepare bids in response to RFPs, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP. Because we cannot be certain that we will successfully manage our relationships with government entities and agencies, our business may be adversely affected.

     Significant Start Up Costs. When we are awarded a contract to manage a government program, our Government Operations Group can incur significant start-up expenses before we receive any contract payments. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we are required to invest significant sums of money prior to receiving related contract payments.

LEGISLATIVE CHANGE AND POLITICAL DEVELOPMENTS

     Dependence on Legislative Programs. The market for our services is dependent largely on federal and state legislative programs. These programs can be modified or amended at any time by acts of federal and state governments. For example, in 1996 Congress amended the Social Security Act to eliminate social security and supplemental income benefit payments based solely on drug and alcohol disabilities. That amendment resulted in the termination of our substantial contract with the federal Social Security Administration (the "SSA CONTRACT"), which related to the referral and monitoring of the treatment of recipients of these benefits. Future legislative changes that we do not anticipate or respond to effectively could occur and adversely affect our business.

     Dependence on Welfare Reform Act. We expect that the Welfare Reform Act and other federal and state initiatives will continue to encourage long-term changes in the nation's welfare system. Part of our growth strategy includes aggressively pursuing these opportunities by seeking new contracts to administer and new health and welfare programs to manage. However, there are many opponents of welfare reform. As a result, future progress in the area of welfare reform is uncertain. The repeal of the Welfare Reform Act, in whole or in part, could adversely affect our business. Also, we cannot be certain that additional reforms will be proposed or enacted, or that previously enacted reforms will not be challenged, repealed or invalidated.

     Restrictions on Privatization. Under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. For example, in May 1997 the Department of Health and Human Services refused to grant a waiver to the State of Texas permitting private corporations, rather than public employees, to decide eligibility of applicants for Food Stamps and Medicaid benefits. Although MAXIMUS did not bid on the Texas projects, we may face similar obstacles in pursuing future health and human services contracts.

RISKS OF ACQUISITION STRATEGY; RISKS OF COMPLETED ACQUISITIONS

     Our business strategy includes expanding our operations, breadth of service offerings and geographic scope by acquiring or combining with related businesses. To date, we have combined with four consulting firms and are still in the process of integrating their operations. We cannot be certain that we will be able to continue to identify, acquire and manage additional businesses profitably or integrate them successfully without incurring substantial expenses, delays or other problems. Furthermore, business combinations may involve special risks, including:

        - Diversion of management's attention

        - Loss of key personnel

        - Assumption of unanticipated legal liabilities

        - Amortization of acquired intangible assets

        - Dilution to our earnings per share

Also, client dissatisfaction or performance problems at an acquired firm could materially and adversely affect our reputation as a whole. Furthermore, we cannot be certain that acquired businesses will achieve anticipated revenues and earnings.

CHALLENGES RESULTING FROM GROWTH

     Sustaining growth has placed significant demands on management as well as on our administrative, operational and financial resources. To manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. However, our growth and management of large-scale health and human services programs must not come at the expense of providing quality service and generating reasonable profits. We cannot be certain that we will continue to experience growth or successfully manage it.

OPPOSITION FROM GOVERNMENT UNIONS

     Our success derives in part from our ability to win profitable contracts to administer and manage health and human services programs traditionally administered by government employees. Government employees, however, typically belong to labor unions with considerable financial resources and lobbying networks. Unions are likely to continue to apply political pressure on legislators and other officials seeking to outsource government programs. For example, union lobbying was instrumental in influencing the Department of Health and Human Services to deny a petition to allow private corporations to make Food Stamp and Medicaid eligibility determinations in Texas. Union opposition may slow welfare reform and result in fewer opportunities for MAXIMUS to service government agencies.

RELIANCE ON KEY EXECUTIVES

     The abilities of our executive officers, including David V. Mastran and Raymond B. Ruddy, and our senior managers to generate business and execute projects successfully is important to our success. While we have employment agreements with certain of our executive officers, these agreements are terminable under certain conditions. The loss of a key executive could impair our ability to secure and manage engagements. To limit some of this risk, we have obtained key-man life insurance policies on Dr. Mastran and Mr. Ruddy in the amounts of $6,100,000 and $3,950,000, respectively.

ATTRACTION AND RETENTION OF EMPLOYEES

     Delivery of the services provided by MAXIMUS is labor-intensive. When we are awarded a government contract, we must quickly hire project leaders and case management personnel. The additional staff also creates a concurrent demand for increased administrative personnel. The success of our Government Operations Group and Consulting Group requires that we attract, develop, motivate and retain:

        - Experienced and innovative executive officers

        - Senior managers who have successfully managed or designed health and human services programs in the public sector

        - Information technology professionals who have designed or implemented complex information technology projects

     Innovative, experienced and technically proficient individuals are in great demand and are likely to remain a limited resource. We cannot be certain that we can continue to attract and retain desirable executive officers and senior managers. A failure to hire sufficient personnel on a timely basis could adversely affect our business. The loss of significant numbers of executive officers and senior managers could produce similar adverse consequences.

COMPETITORS; EFFECTS OF COMPETITION

     Intensification of Competition. Competition to provide certain program management and consulting services to state and local government agencies has intensified. Our Government Operations Group competes for program management contracts with the following:

        - Local non-profit organizations such as the United Way and Goodwill Industries

        - Government services divisions of large organizations such as Andersen Consulting, Lockheed Martin Corporation and Electronic Data Systems, Inc.

        - Specialized service providers such as America Works, Inc., Policy Studies Incorporated, and Benova, Inc.

     MAXIMUS's Consulting Group competes with:

        - The consulting divisions of the "Big 5" accounting firms

        - Electronic Data Systems, Inc.

     Many of these companies are national and international in scope and have greater resources than MAXIMUS. Substantial resources could enable certain competitors to initiate severe price cuts or take other measures in an effort to gain market share. In addition, we are unable to compete for a limited number of large contracts because, we are sometimes unable to meet a RFP's requirement to obtain and post large cash performance bonds. Also, in certain geographic areas, we face competition from smaller consulting firms with established reputations and political relationships. We cannot be certain that we will compete successfully against our existing or any new competitors. See "Business -- Competition."

     Competition from Former Employees. In addition to competition from existing competitors, we may experience competition from former employees. Although MAXIMUS has entered into non-competition agreements with some of its senior level employees, we cannot be certain that a court would enforce these contracts. Competition by former employees could adversely affect our business.

ADVERSE PUBLICITY

     The nature of our contracts with state and local government authorities frequently generates media attention. In particular, our management of health and human services programs and revenue maximization services have occasionally received negative media coverage. This negative coverage could influence government officials and slow the pace of welfare reform. The media also focuses its attention on the activities of political consultants engaged by us, even when their activities are unrelated to our business. MAXIMUS may be subject to adverse media attention relating to the activities of individuals who are not under its control. In addition, we cannot assure that the media will accurately cover our activities or that MAXIMUS will be able to anticipate and respond in a timely manner to all media contacts. Inaccurate or misleading media coverage or our failure to manage adverse coverage could adversely affect our reputation.

LITIGATION

     DMG Litigation. On May 12, 1998, we acquired DMG. DMG is currently defending against a lawsuit arising out of consultation services provided to underwriters of revenue bonds issued by Superstition Mountains Community Facilities District No. 1 (the "DISTRICT") in 1994. The bonds were issued to finance construction of a water waste treatment plant in Arizona. However, the District was unable to service the bonds and eventually declared bankruptcy. The District voluntarily came out of bankruptcy and is currently operating under a forbearance agreement with the sole purchaser of the bonds, Allstate Insurance Company ("ALLSTATE"). A consolidated action arising out of these events is pending in the U.S. District Court for the District of Arizona against DMG and thirteen other named defendants. The parties making claims against DMG in the lawsuit, Allstate and the District, allege that DMG made false and misleading representations in the reports DMG prepared included among the exhibits to the bond offering memoranda. DMG's reports concerned the accuracy of certain financial projections made by the District regarding its ability to service the bonds. Allstate seeks as damages $32.1 million, the principal amount of bonds it purchased together with accrued and unpaid interest; the District seeks actual and special damages, prejudgment interest and costs. MAXIMUS intends to defend against these claims vigorously. However, given the preliminary stage of this litigation, we cannot assure that we will be successful in defending this lawsuit.

     Suit by Former Officer. We are currently defending a lawsuit brought by a former officer, director and shareholder of MAXIMUS alleging that, at the time he resigned from the Company in 1996 and became obligated to sell his MAXIMUS shares back to the Company, we failed to disclose to him material information regarding the potential value of his MAXIMUS shares. The former officer seeks damages in excess of $10 million. We do not believe that this claim has merit and intend to oppose it vigorously. However, given the early stage of this litigation, we cannot assure that we will be successful in our defense.

     Suit by Network Six. We are currently defending a lawsuit that was commenced against MAXIMUS and other parties by Network Six, Inc. ("NETWORK SIX"). MAXIMUS had been engaged by the State of Hawaii to monitor the implementation of a statewide automated child support system being performed by Network Six. Network Six alleges that we tortiously interfered with and abetted Hawaii in the alleged breach of its contract with Hawaii. We believe that Network Six's claims are without merit and intend to defend this action vigorously. We do not believe that this action will have a material adverse effect on our financial condition or results of operations. Because this action is in the early stages of discovery, we cannot assure that we will be successful in defending this lawsuit.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     A number of factors cause our revenues and operating results to vary from quarter to quarter. These factors include:

        - The progress of contracts

        - The levels of revenues earned on contracts (including any adjustments in expectations on revenue recognition on fixed-price contracts)

        - The commencement, completion or termination of contracts during any particular quarter

        - The schedules of government agencies for awarding contracts

        - The term of awarded contracts

        - The reactions of the market to announcements of potential acquisitions

        - General economic conditions

     Changes in the volume of activity and the number of contracts commenced or completed during any quarter may cause significant variations in our operating results because a relatively large amount of our expenses are fixed. Furthermore, on occasion we incur greater operating expenses during the start-up and early stages of significant contracts.

SIGNIFICANT UNALLOCATED NET PROCEEDS

     A substantial portion of the anticipated net proceeds of this offering has not been designated for specific uses. Therefore, the board of directors will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

INFLUENCE OF PRINCIPAL SHAREHOLDERS

     Following this offering, our executive officers will own beneficially 43.5% of MAXIMUS's common stock. Certain executive officers, who will hold approximately 35.6% of the outstanding shares after this offering, have agreed to hold their shares until June 2001, subject to certain exceptions. In addition, each of Dr. Mastran and Mr. Ruddy, who will hold together approximately 33.3% of the common stock, has agreed to vote to elect the other to the board of directors, as long as the other person owns or controls at least 20% of the outstanding common stock. Mr. Ruddy currently owns less than 20% of the outstanding shares of common stock and, accordingly, Dr. Mastran is no longer obligated to vote to elect Mr. Ruddy to the board of directors. Mr. Ruddy has also agreed to vote his shares of common stock in a manner instructed by Dr. Mastran until September 30, 2001. As a result, these officers can significantly influence the outcome of matters requiring a shareholder vote, including the election of the board of directors. This could adversely affect the market price of our common stock or delay or prevent a change in control of MAXIMUS.

POSSIBLE VOLATILITY OF STOCK PRICE

     MAXIMUS issued common stock on June 13, 1997 at $16.00 per share upon the closing of its initial public offering (the "IPO"). Between June 13, 1997 and December 10, 1998, the closing sale price has ranged from a high of $34.00 per share to a low of $17.00 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

        - Quarterly fluctuations in results of operations

        - The failure to be awarded a significant contract on which we have bid

        - The termination by a government client of a material contract

        - The announcement of new services by competitors

        - Acquisitions and mergers

        - Political and legislative developments adverse to the privatization of government services

        - Changes in earnings estimates by securities analysts

        - Changes in accounting principles

        - Sales of common stock by existing shareholders

        - Negative publicity

        - Loss of key personnel

     Our ability to meet securities analysts' quarterly expectations may also influence the market price of our common stock. In addition, overall volatility has often significantly affected the market prices of securities for reasons unrelated to a company's operating performance. In the past, securities class action litigation has often been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against MAXIMUS could cause us to incur substantial costs and could lead to the diversion of management's attention and resources. See "Market Price of Common Stock and Dividend Policy."

CERTAIN ANTI-TAKEOVER EFFECTS

     Virginia law and our Articles of Incorporation and By-Laws include provisions that may be deemed to have anti-takeover effects. These provisions may delay, deter or prevent a takeover attempt that shareholders might consider desirable. Directors of MAXIMUS are divided into three classes and are elected to serve staggered three-year terms. This structure could impede or discourage an attempt to obtain control of the Company. As a shareholder of MAXIMUS, you do not possess the power to take any action in writing without a meeting. In addition, Virginia law imposes certain limitations and special voting requirements on affiliated transactions. Furthermore, Virginia law denies voting rights to shares acquired in control share acquisitions, unless granted by a shareholder vote.

RISKS ASSOCIATED WITH YEAR 2000 COMPLIANCE

     Internal Year 2000 Compliance. MAXIMUS is auditing its internal software and hardware and the systems of its acquired companies for Year 2000 compliance and is implementing corrective actions, where necessary, to address computer problems associated with the Year 2000. The MAXSTAR case management software used in all our major projects has been upgraded to be Year 2000 compliant. All MAXSTAR-based applications must also be reviewed and upgraded, where necessary, which is now scheduled to be completed by March 31, 1999. Our telephone systems must also be Year 2000 compliant, which is also scheduled for completion by March 31, 1999. We will continue to implement whatever remedial actions are necessary to make us Year 2000 compliant. We do not believe that remedial measures taken to correct any Year 2000 problems will materially impact our operations or financial results. However, if our remediation plans do not succeed, then we may experience adverse effects on our business. Furthermore, we cannot assure that the costs of remediation will not exceed our current estimates, or that our corrective actions will be completed before any Year 2000 problems occur.

     Services Provided by MAXIMUS Affecting Clients' Year 2000 Compliance. MAXIMUS assists in assessing, evaluating, testing and certifying government client systems affected by Year 2000 problems. In addition, we provide quality assurance of Year 2000 compliance conversions performed by third parties for our clients. Although MAXIMUS has attempted to minimize its liability for potential clients' system failures, we cannot assure that we will not become subject to legal action if a client sustains Year 2000 problems. If such legal action is brought and resolved against us, we could suffer adverse effects on our business.

     Reliance on Vendors' and Clients' Year 2000 Compliance. In order to perform our government contracts, we rely to varying extents on information processing performed by vendors, governmental agencies and entities with which we contract. We have inquired about these parties' potential Year 2000 problems where necessary. Based on responses to these inquiries, our management believes that we would be able to continue to perform our contracts without experiencing material negative financial impact. However, we cannot assure that Year 2000 related failures in the information systems of vendors or clients will not occur. Any system failures could interfere with our ability to properly manage contracted projects and could adversely affect our business.

UNCERTAINTIES RELATED TO INTERNATIONAL OPERATIONS

     Most of our international operations are currently paid for by the World Bank and the U.S. Agency for International Development in U.S. dollars. However, as we expand our operations into developing countries we may encounter a number of additional risks. The risks to our potential expected international revenues include:

        - Adverse currency exchange rate fluctuations

        - Inability to collect receivables

        - Difficulty in enforcing contract terms through a foreign country's legal system

     Foreign countries could also impose tariffs, impose additional withholding taxes or otherwise tax our foreign income. See
"Business -- Services -- Consulting Group."

FORWARD LOOKING STATEMENTS

     Statements that are not historical facts, including statements about the Company's confidence and strategies and expectations about future contracts, market opportunities, market demand and acceptance of the Company's products are forward looking statements that involve risks and uncertainties. These uncertainties include reliance on government clients; risks associated with government contracting; risks involved in managing governmental projects; legislative change and political developments; opposition from government unions; challenges resulting from growth; adverse publicity; and legal, economic and other risks detailed in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds from the sale by the Company of the common stock offered hereby will be approximately $61.1 million. The Company anticipates that these funds will be used for general corporate purposes, including: working capital; expansion of existing operations, including establishment of a new headquarters; and strategic acquisition of related businesses. The Company has no present commitments, agreements or understandings and is not presently conducting negotiations with respect to any acquisitions. The Company's management will have broad discretion to allocate proceeds from this offering to uses that it believes are appropriate. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities. The principal purpose of this offering is to obtain additional working capital.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Selling Shareholders."

                          MARKET PRICE OF COMMON STOCK
                              AND DIVIDEND POLICY

     The Company's Common Stock commenced trading on June 13, 1997 on the New York Stock Exchange under the symbol "MMS." The following table sets forth, for the fiscal periods indicated, the range of high and low closing prices for the Company's common stock on the New York Stock Exchange.

                                                              HIGH      LOW
YEAR ENDED SEPTEMBER 30, 1997:
  Third Quarter (from June 13, 1997)........................  $18 3/8   $17
  Fourth Quarter............................................   32 14/16  17 14/16
YEAR ENDED SEPTEMBER 30, 1998:
  First Quarter.............................................  $31 9/16  $22 9/16
  Second Quarter............................................   30 14/16  23
  Third Quarter.............................................   32 9/16   25 1/8
  Fourth Quarter............................................   31        20 7/16
YEAR ENDED SEPTEMBER 30, 1999:
  First Quarter (through December 10, 1998).................  $34       $26 1/2

     The closing price of the common stock on December 10, 1998, as reported on the New York Stock Exchange was $32.75 per share. As of December 10, 1998, there were 167 holders of record of the Company's common stock.

     As an S corporation prior to the IPO, the Company made a series of cash distributions to shareholders representing earnings of the Company taxed or taxable to such shareholders. The Company made the final such distribution at the end of fiscal year 1997. Since that time, the Company has retained, and currently anticipates that it will continue to retain, all of its earnings for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Distributions reported during fiscal year 1998 were related solely to S corporation distributions by companies MAXIMUS combined with during the year. The distributions were to these companies' former shareholders and related to earnings prior to combining with MAXIMUS. Future cash dividends, if any, will be paid at the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1998, the actual capitalization of the Company and as adjusted for the sale of the 2,000,000 shares of Common Stock offered hereby by the Company after deducting underwriting discounts and commissions and estimated offering expenses. The following table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this prospectus.

                                                          AS OF SEPTEMBER 30, 1998
                                                          -------------------------
                                                           ACTUAL      AS ADJUSTED
                                                               (IN THOUSANDS)
Cash and cash equivalents and short term
  investments.........................................    $ 32,977       $ 94,057
                                                          ========       ========
Long-term debt........................................    $    454       $    454
Shareholders' equity:
  Common stock, no par value; 30,000,000 shares
     authorized; 18,225,390 shares issued and
     outstanding; 20,225,390 shares issued and
     outstanding as adjusted(a).......................      66,535        127,615
  Retained earnings...................................      18,164         18,164
                                                          --------       --------
     Total shareholders' equity.......................      84,699        145,779
                                                          --------       --------
          Total capitalization........................    $ 85,153       $146,233
                                                          ========       ========

------------------------------

(a) Excludes: (i) an aggregate of 1,093,752 shares issuable upon exercise of stock options outstanding at September 30, 1998, plus an additional 1,966,423 shares reserved for issuance in connection with future stock options and other awards under the Company's 1997 Director Stock Option Plan and 1997 Equity Incentive Plan; and (ii) 500,000 shares reserved for issuance under the Company's 1997 Employee Stock Purchase Plan. See Note 10 to the Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data presented below as of September 30, 1997 and 1998 and for each of the three years in the period ended September 30, 1998 are derived from the Company's Consolidated Financial Statements and related Notes thereto which have been audited by Ernst & Young LLP, independent auditors, except for the financial statements of DMG, a consolidated subsidiary, which through December 31, 1997 were audited by other independent auditors. The selected financial data presented below as of September 30, 1994, 1995 and 1996 and for each of the two years ended September 30, 1995 are derived from the Company's financial statements, not included in this Prospectus, which have been audited by Ernst & Young LLP or the Company's predecessor accountants, and DMG's independent auditors. The selected financial data give retroactive effect to the combination with DMG, which was accounted for using the pooling of interests method. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto and other financial information appearing elsewhere in this prospectus.

                                               YEARS ENDED SEPTEMBER 30,
                                   --------------------------------------------------
                                    1994      1995       1996       1997       1998
                                       (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:........................  $57,442   $82,540   $135,673   $167,324   $233,473
Cost of revenues.................   41,700    57,198    101,539    121,968    172,900
                                   -------   -------   --------   --------   --------
Gross profit.....................   15,742    25,342     34,134     45,356     60,573
Selling, general and
  administrative expenses........   11,983    15,781     20,238     25,323     33,783
Stock option compensation,
  merger, deferred compensation
  and ESOP expense(a)............      436     1,400      1,556      7,372      3,671
                                   -------   -------   --------   --------   --------
Income from operations...........    3,323     8,161     12,340     12,661     23,119
Interest and other income
  (expense)......................     (131)      (72)       (17)       777      1,775
                                   -------   -------   --------   --------   --------
Income before income taxes.......    3,192     8,089     12,323     13,438     24,894
Provision for income taxes(b)....    1,089       736        530      4,104     10,440
                                   -------   -------   --------   --------   --------
Net income.......................  $ 2,103   $ 7,353   $ 11,793   $  9,334   $ 14,454
                                   =======   =======   ========   ========   ========
Earnings per share:
  Basic..........................  $  0.16   $  0.59   $   0.94   $   0.69   $   0.84
                                   =======   =======   ========   ========   ========
  Diluted........................  $  0.16   $  0.59   $   0.94   $   0.67   $   0.82
                                   =======   =======   ========   ========   ========
Shares used in computing earnings
  per share:
  Basic..........................   12,938    12,507     12,573     13,508     17,237
                                   =======   =======   ========   ========   ========
  Diluted........................   12,938    12,507     12,573     13,893     17,596
                                   =======   =======   ========   ========   ========

                                                   (footnotes on following page)

                                                      AS OF SEPTEMBER 30,
                                      ----------------------------------------------------
                                        1994       1995       1996       1997       1998
BALANCE SHEET DATA:
Cash and cash equivalents and short-
  term investments..................   $   990    $ 2,640    $ 3,394   $ 51,869   $ 32,977
Working capital.....................     9,012     15,677     25,101     65,389     77,022
Total assets........................    28,404     36,392     48,720    111,497    120,543
Long-term debt......................     4,835      4,224         --         --        454
Redeemable common stock.............    15,390     21,362     31,683         --         --
Total shareholders' equity
  (deficit).........................    (5,309)    (4,201)    (4,679)    67,913     84,699

------------------------------

(a) In January 1997, the Company issued options to various employees to purchase 403,975 shares of common stock at a formula price based on book value. During 1997, the Company recorded a non-recurring charge against income of $5,874,000 for the difference between the IPO price and the formula price for all options outstanding. The Company recorded a deferred tax benefit relating to the charge in the amount of $2,055,000. The option exercise price is a formula price based on the book value of the common stock at September 30, 1996, and was established pursuant to a pre-existing shareholder agreement.

(b) For the three years ended September 30, 1996, and during fiscal year 1997 up to and including June 12, 1997, the Company elected to be treated as an S corporation and the income of the Company was taxed for federal and most state purposes directly to the Company's shareholders. In connection with its IPO, the Company's S corporation status terminated and the Company recorded a deferred tax charge against income of $2,566,000 for the cumulative differences between the financial reporting and income tax basis of certain assets and liabilities at June 12, 1997. Subsequent to June 12, 1997, the Company has recorded state and federal income taxes based on earnings for those periods. Income taxes provided for periods prior to the IPO related primarily to operations of DMG.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As an important part of the Company's growth strategy, it has recently completed combinations with four consulting firms, Spectrum Consulting Group, Inc. and Spectrum Consulting Services, Inc. (collectively, "SPECTRUM") in March 1998, David M. Griffith & Associates, Ltd. ("DMG") in May 1998, and Carrera Consulting Group ("CARRERA") and Phoenix Planning & Evaluation, Ltd. ("PHOENIX") in August 1998, all of which were accounted for as poolings of interests combinations. See "-- Business Combinations." Prior year amounts have been restated to reflect the combination with DMG. The Spectrum, Carrera and Phoenix combinations were accounted for as immaterial poolings of interests, and, accordingly, the Company's previously issued financial statements were not restated to reflect these combinations.

OVERVIEW

     The Company provides program management and consulting services primarily to government agencies in the United States. Founded in 1975, the Company has been profitable every year since inception. The Company conducts its operations through two groups, the Government Operations Group and the Consulting Group. The Government Operations Group administers and manages government health and human services programs, including disability services, managed care enrollment, welfare-to-work and job readiness and child support enforcement. The Consulting Group provides consulting services to every state, county and local government agency, including health and human services, law enforcement, parks and recreation, taxation, housing, motor vehicles, labor, education and legislatures.

     The Company's revenues are generated from contracts with various payment arrangements, including: (i) costs incurred plus a fixed fee ("COST-PLUS"); (ii) fixed-price; (iii) performance-based criteria; and (iv) time and materials reimbursement (utilized primarily by the Consulting Group). For the fiscal year ended September 30, 1998, revenues from these contract types were approximately 24%, 46%, 18% and 12%, respectively, of total revenues. Traditionally, federal government contracts have been cost-plus and a majority of the contracts with state and local government agencies have been fixed-price and performance-based. Fixed price and performance-based contracts generally offer higher margins but typically involve more risk than cost-plus or time and materials reimbursement contracts because the Company is subject to the risk of potential cost overruns or inaccurate revenue estimates.

     Effective January 1, 1997, the Social Security Act of 1935 was amended to eliminate Social Security Income and Supplemental Security Disability Insurance benefits based solely on drug and alcohol disabilities. As a result, the Social Security Administration terminated the SSA Contract effective at the end of February 1997. All services provided to the Social Security Administration were completed in the quarter ended March 31, 1997. The SSA Contract contributed $56.5 million, $31.6 million and $0 to the Company's revenues in fiscal years 1996, 1997 and 1998, respectively.

     The Government Operations Group's contracts generally contain base periods of one or more years as well as one or more option periods that may cover more than half of the potential contract duration. As of September 30, 1998, the Company's average Government Operations contract duration was 3 1/2 years. The Company's Consulting Group is typically engaged for periods in excess of two years. Indicative of the long-term nature of the Company's engagements, approximately 61% of the Company's fiscal 1998 revenues were in backlog as of September 30, 1997.

     The Company's most significant expense is cost of revenues, which consists primarily of project related employee salaries and benefits, subcontractors, computer equipment and travel expenses. The Company's ability to accurately predict personnel requirements, salaries and other costs as well as to effectively manage a project or achieve certain levels of performance can have a significant impact on the service costs related to the Company's fixed price and performance-based contracts. Service cost variability has little impact on cost-plus arrangements because allowable costs are reimbursed by the client. The profitability of the Consulting Group's contracts is largely dependent upon the utilization rates of its consultants and the success of its performance-based contracts.

     Selling, general and administrative expenses consist of management, marketing and administration costs including salaries, benefits, travel, recruiting, continuing education and training, facilities costs, printing, reproduction, communications and equipment depreciation.

     During 1997, the Company recognized two significant charges against income. The completion of its initial public offering ("IPO") resulted in the termination of the Company's S corporation status. As a result, the Company recorded a non-recurring deferred tax charge of $2.6 million for the cumulative differences between the financial reporting and income tax basis of certain assets and liabilities at June 12, 1997, the day prior to the IPO. In connection with the IPO, on January 31, 1997, certain key employees of the Company surrendered rights to purchase shares of Common Stock of the Company in exchange for options to purchase shares of Common Stock at an exercise price of $1.46 per share. The Company recognized a non-cash compensation charge against income of $5.9 million, the difference between the initial public offering price and the option exercise price for all outstanding options. The option exercise price was based on the adjusted book value of the Common Stock at September 30, 1996, and was established pursuant to pre-existing compensation arrangements with these employees.

BUSINESS COMBINATIONS

     As part of its growth strategy, the Company expects to continue to pursue complementary business combinations to expand its geographic reach, expand the breadth and depth of its service offerings and enhance the Company's consultant base. In furtherance of this growth strategy, the Company combined with four consulting firms during 1998 in transactions accounted for as poolings of interests.

     As of March 16, 1998, the Company acquired all of the outstanding shares of capital stock of Spectrum in exchange for 840,000 shares of Common Stock. Spectrum, based in Austin, Texas, provides management consulting services that focus on assisting public sector organizations in solving complex business problems related to automation. Spectrum's operations complement and expand the Company's existing information technology and systems planning and integration consulting service offerings. At the time of the combination, Spectrum had approximately 37 consultants and three other employees.

     As of May 12, 1998, the Company acquired all of the outstanding capital stock of DMG in exchange for 1,166,179 shares of Common Stock. DMG, based in Northbrook, Illinois, provides consulting services to state and local government and other public sector clients throughout the United States. DMG's operations complement the Company's existing management consulting and information technology services and expand the Company's service offerings to include a broad range of financial planning, cost management and various other consulting services aimed at the public sector. At the time of the combination, DMG had approximately 375 consultants and 40 other employees.

     As of August 31, 1998, the Company acquired all of the outstanding shares of capital stock of Carrera in exchange for 1,137,420 shares of Common Stock. Carrera, based in Sacramento, California, provides consulting services that focus on assisting public sector entities implement large-scale, software-based human resource and financial systems. At the time of the combination, Carrera had 78 consultants and eight other employees.

     As of August 31, 1998, the Company acquired all of the outstanding shares of capital stock of Phoenix in exchange for 254,545 shares of Common Stock. Phoenix, based in Rockville, Maryland, provides consulting services to public sector entities in planning, implementing and evaluating the utilization of various electronic commerce technologies, such as electronic benefits transfer, electronic funds transfer and electronic card technologies. At the time of the combination, Phoenix had 11 consultants and three other employees.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statements of income data as a percentage of revenues:

                                                         YEARS ENDED SEPTEMBER 30,
                                                         --------------------------
                      REVENUES:                           1996      1997      1998
  Government Operations Group........................     15.2%     39.3%     59.6%
  Consulting Group...................................     43.1      41.8      40.4
  SSA Contract.......................................     41.7      18.9        --
                                                         -----     -----     -----
     Total revenues..................................    100.0     100.0     100.0
Gross profit:
  Government Operations Group........................     20.3      22.3      18.0
  Consulting Group...................................     36.9      37.6      37.7
  SSA Contract.......................................     14.7      13.9        --
     Total gross profit as percentage of total
       revenues......................................     25.2      27.1      25.9
Selling, general and administrative expenses.........     14.9      15.1      14.5
Stock option compensation, merger, deferred
  compensation and ESOP expense......................      1.2       4.4       1.5
                                                         -----     -----     -----
Income from operations...............................      9.1       7.6       9.9
Interest and other income (expense)..................       --       0.4       0.8
                                                         -----     -----     -----
Income before income taxes...........................      9.1       8.0      10.7
Provision for income taxes...........................      0.4       2.4       4.5
                                                         -----     -----     -----
Net income...........................................      8.7%      5.6%      6.2%
                                                         =====     =====     =====

  YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

     Revenues. Total revenues increased 39.5% to $233.5 million in fiscal 1998 from $167.3 million in fiscal 1997. Government Operations Group revenues increased 43.0% to $139.3 million in fiscal 1998 from $97.4 million in fiscal 1997 due to an increase in the number of contracts in the Child Support Enforcement, Managed Care Enrollment and Welfare Reform divisions of the group and revenues from three Managed Care contracts totalling $18.1 million purchased from another company in February 1998. Excluding the SSA Contract, which had $31.6 million of revenues in fiscal 1997, Government Operations Group revenues increased 111.8% as compared to fiscal 1997. Consulting Group revenues increased 34.7% to $94.2 million in fiscal 1998 from $70.0 million in fiscal 1997 due to an increase in the number of contracts and revenues from companies which merged with the Company in fiscal 1998 in transactions accounted for as pooling of interests. Revenues from the merged companies accounted for as immaterial poolings totalled $16.9 million in fiscal 1998.

     Gross Profit. Total gross profit increased 33.5% to $60.6 million in fiscal 1998 from $45.4 million in fiscal 1997. Government Operations Group gross profit increased 31.4% to $25.1 million in fiscal 1998 from $19.1 million in fiscal 1997. As a percentage of revenues, Government Operations Group gross profit decreased to 18.0% in fiscal 1998 from 19.6% in fiscal 1997 primarily due to anticipated lower gross margins on the three purchased Managed Care Enrollment contracts. Consulting Group gross profit increased 34.7% to $35.4 million in fiscal 1998 from $26.3 million in fiscal 1997 due principally to the increased revenues. As a percentage of revenues, Consulting Group gross profit was 37.7% in fiscal 1998 and 37.6% in fiscal 1997.

     Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased 33.6% to $33.8 million in fiscal 1998 from $25.3 million in fiscal 1997. This increase in costs was due to increases in both professional and administrative personnel and professional fees necessary to support the Company's growth, marketing and proposal preparation expenditures incurred to pursue further growth and the impact of business combinations accounted for as immaterial poolings of interests. From September 30, 1997 to September 30, 1998 administrative and systems personnel increased 39% from 125 to 174 and the Company grew from 1,800 total employees at September 30, 1997 to more than 2,800 total employees at September 30, 1998. As a percent of revenues, selling, general and administrative expenses decreased slightly to 14.5% for fiscal 1998 from 15.1% for fiscal 1997.

     Stock Option Compensation, Merger, Deferred Compensation and ESOP Expenses. During fiscal year 1998, the Company incurred $3.7 million of non-recurring expenses in connection with the mergers with Spectrum, DMG, Carrera and Phoenix. These expenses consisted of legal, audit, broker, trustee, deferred compensation and other expenses and the acceleration of expenses related to stock appreciation rights for DMG employees totalling $0.9 million. During fiscal year 1997, in connection with its IPO, the Company recognized a non-recurring compensation expense of $5.9 million for stock options granted to employees. Also in fiscal 1997, the Company incurred $1.5 million of deferred compensation expenses for DMG employees related to plans which were terminated subsequent to the merger with the Company.

     Provision for Income Taxes. Prior to the IPO, the Company and its shareholders elected to be treated as an S corporation under the Internal Revenue Code. Under the provisions of the tax code, the Company's shareholders included their pro rata share of the Company's income in their personal tax returns. Accordingly, the Company was not subject to federal and most state income taxes until June 12, 1997, the day prior to the completion of the initial public offering. Upon completion of the IPO, the Company's S corporation status was terminated and the Company became subject to federal and state income taxes.

     Income tax expense increased 154.4% to $10.4 million in fiscal 1998 from $4.1 million in fiscal 1997. As a percentage of income before income taxes, the income tax expense for fiscal 1998 is 41.9% compared to 30.5% for fiscal 1997. The fiscal 1998 tax expense was adversely impacted by $0.5 million due to the nondeductibility of certain merger related expenses. Additional information regarding income tax expense is in Note 9 to the consolidated financial statements contained in this document.

  YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

     Revenues. Total revenues increased 23.3% to $167.3 million in fiscal 1997 from $135.7 million in fiscal 1996. Government Operations Group revenues increased 26.1% to $97.4 million in fiscal 1997 from $77.2 million in fiscal 1996 due to an increase in the number of projects offset by a decrease in revenue from the SSA Contract, which was terminated in February 1997. The SSA Contract contributed $31.6 million to fiscal 1997 revenues as compared to $56.5 million to fiscal 1996 revenues. Excluding the SSA Contract, Government Operations Group revenues increased 218.0% to $65.8 million in fiscal 1997 from $20.7 million in fiscal 1996 due to increases in the numbers of contracts in the Welfare Reform, Managed Care Enrollment Services, and Child Support Enforcement divisions of the group. Consulting Group revenues increased 19.7% to $70.0 million in fiscal 1997 from $58.5 million in fiscal 1996 due to an increase in the number of contracts and increased revenues from management studies, fleet consulting, franchise fee consulting, revenue maximization contracts and international business.

     Gross Profit. Total gross profit increased 32.9% to $45.4 million in fiscal 1997 from $34.1 million in fiscal 1996. Government Operations Group gross profit increased 52.1% to $19.1 million in fiscal 1997 from $12.5 million in fiscal 1996. As a percentage of revenues, Government Operations Group gross profit increased to 19.6% in fiscal 1997 from 16.2% in fiscal 1996 primarily due to the decreased revenue volume of the SSA Contract in fiscal 1997, which had a lower gross profit margin than other contracts in the group, and to favorable profit recognition adjustments on two large projects. Excluding the SSA Contract, Government Operations Group gross profit as a percentage of revenues increased to 22.3% in fiscal 1997 from 20.3% in fiscal 1996. Consulting Group gross profit increased 21.7% to $26.3 million in fiscal 1997 from $21.6 million in fiscal 1996 due to principally to the increased revenues. As a percentage of revenues, Consulting Group gross profit increased to 37.6% in fiscal 1997 from 36.9% in fiscal 1996 which represents normal variability of gross profit from period to period.

     Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased 25.1% to $25.3 million in fiscal 1997 from $20.2 million in fiscal 1996. This increase in costs was due to increases in both professional and administrative personnel and professional fees necessary to support the Company's growth and marketing and proposal preparation expenditures incurred to pursue further growth. As a percent of revenues, selling, general and administrative expenses increased to 15.1% for fiscal 1997 from 14.9% for fiscal 1996.

     Stock Option Compensation, Merger, Deferred Compensation and ESOP Expenses. During fiscal year 1997, in connection with its IPO, the Company recognized a non-recurring compensation expense of $5.9 million for stock options granted to employees.

The Company incurred $1.5 million in fiscal 1997 and $1.6 million in fiscal 1996 of deferred compensation expenses for DMG employees related to plans which were terminated subsequent to the merger with the Company.

     Provision for Income Taxes. Prior to the IPO, the Company and its shareholders elected to be treated as an S corporation under the Internal Revenue Code. Under the provisions of the tax code, the Company's shareholders included their pro rata share of the Company's income in their personal tax returns. Accordingly, the Company was not subject to federal and most state income taxes until June 12, 1997, the day prior to the completion of the initial public offering. Upon completion of the IPO, the Company's S corporation status was terminated and the Company became subject to federal and state income taxes.

     As a percentage of income before income taxes, the income tax expense for fiscal 1997 is 30.5% compared to 4.3% for fiscal 1996. Additional information regarding income tax expense is in Note 9 to the consolidated financial statements contained in this document.

QUARTERLY RESULTS

     Set forth below are selected income statement data for the eight quarters ended September 30, 1998. This information is derived from unaudited quarterly financial statements which include, in the opinion of management, all adjustments necessary for a fair presentation of the information for such periods. This information should be read in conjunction with the Consolidated Financial Statements and related Notes thereto contained elsewhere in this Prospectus. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.

                                                            QUARTERS ENDED
                        ---------------------------------------------------------------------------------------
                        DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                          1996       1997       1997       1997        1997       1998       1998       1998
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Government
    Operations
    Group.............  $  8,029   $15,551    $19,158     $23,019    $27,772    $32,189    $36,844     $42,458
  Consulting Group....    15,811    17,096     16,906      20,142     19,875     21,042     24,394      28,899
  SSA Contract........    22,511     9,082         19          --         --         --         --          --
                        --------   -------    -------     -------    -------    -------    -------     -------
Total revenues........    46,351    41,729     36,083      43,161     47,647     53,231     61,238      71,357
Cost of revenues......    35,826    29,882     25,272      30,988     35,452     38,937     46,217      52,294
                        --------   -------    -------     -------    -------    -------    -------     -------
Gross profit..........    10,525    11,847     10,811      12,173     12,195     14,294     15,021      19,063
Selling, general and
  administrative
  expenses............     5,715     6,065      6,171       7,372      8,172      8,377      7,105      10,129
Stock option
  compensation,
  merger, deferred
  compensation and
  ESOP expense........       392       509      6,077         394        467        907      1,972         325
                        --------   -------    -------     -------    -------    -------    -------     -------
Income (loss) from
  operations..........     4,418     5,273     (1,437)      4,407      3,556      5,010      5,944       8,609
Interest and other
  income..............        64        23        143         547        527        526        384         338
                        --------   -------    -------     -------    -------    -------    -------     -------
Income (loss) before
  income taxes........     4,482     5,296     (1,294)      4,954      4,083      5,536      6,328       8,947
Provision for income
  taxes...............       416       666        907       2,115      1,592      2,237      2,549       4,062
                        --------   -------    -------     -------    -------    -------    -------     -------
Net income (loss).....  $  4,066   $ 4,630    $(2,201)    $ 2,839    $ 2,491    $ 3,299    $ 3,779     $ 4,885
                        ========   =======    =======     =======    =======    =======    =======     =======
Earnings per share:
  Basic...............  $   0.32   $  0.37    $ (0.17)    $  0.18    $  0.16    $  0.20    $  0.23     $  0.27
  Diluted.............  $   0.32   $  0.36    $ (0.17)    $  0.17    $  0.15    $  0.19    $  0.22     $  0.26

     The results of operations for the quarter ended June 30, 1997 include two significant nonrecurring charges, a $5.7 million charge ($3.7 million after tax) for the difference between the IPO price and the formula price for stock options outstanding and a $2.6 million charge to record deferred income taxes upon termination of the Company's S corporation status.

     The Company's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the progress of contracts, revenues earned on contracts, the commencement and completion of contracts during any particular quarter, the schedule of the government agencies for awarding contracts, the term of each contract that the Company has been awarded and general economic conditions. Because a significant portion of the Company's expenses are relatively fixed, successful contract performance and variation in the volume of activity as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter. Furthermore, the Company has on occasion experienced a pattern in its results of operations pursuant to which it incurs greater operating expenses during the start-up and early stages of significant contracts. In addition, the termination of the SSA Contract and the absence of revenues thereunder after March 31, 1997 significantly reduced the Company's revenue base as compared to previous quarters. No assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on the Company's operating results and financial condition. See "Risk
Factors -- Variability of Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity is cash flow from operations. The Company's cash flow from operations was ($7.5) million, $18.5 million and $4.0 million for the years ended September 30, 1998, 1997 and 1996, respectively. The decrease in cash flow from operations in fiscal 1998 as compared to fiscal 1997 is due primarily to increased accounts receivable related to revenue growth.

     Certain marketable securities were sold during the year ended September 30, 1998 generating $27.8 million in proceeds. These investments were sold to provide general working capital, including necessary income tax payments, and to pay the final S corporation distribution discussed below. The Company has no material commitments for capital expenditures and, as a services company, does not anticipate making any significant capital expenditures during fiscal year 1999.

     During the three months ended December 31, 1997, the Company made final S corporation distributions totaling $5.7 million. The distributions to shareholders were based upon the fiscal 1997 income taxable to the S corporation shareholders. The amount of the fiscal 1997 taxable income was determined during the finalization of the Company's income for the full fiscal year ended September 30, 1997, and the liability for the $5.7 million distribution was recognized on the September 30, 1997 balance sheet. The Company also made S corporation distributions totaling $1.7 million to former shareholders of Spectrum and Phoenix during fiscal 1998. Cash flow from financing activities was $31.2 million in fiscal 1997. In June 1997, the Company received net proceeds of $53.8 million from the sale of stock in its IPO. The Company made S corporation distributions of $21.7 million, representing a portion of the estimated income taxed or taxable to the S corporation shareholders through the date of its IPO.

     The Company has a $10.0 million revolving credit facility (the "CREDIT FACILITY") with Crestar Bank in Virginia, which may be used for borrowing and the issuance of letters of credit. Outstanding letters of credit totaled $0.4 million at September 30, 1998. The Credit Facility bears interest at a rate equal to LIBOR plus an amount which ranges from 0.65% to 1.25% depending on the Company's debt to equity ratio. The Credit Facility contains certain restrictive covenants and financial ratio requirements, including a minimum net worth requirement of $60 million. The Company has not used the Credit Facility to finance its working capital needs and, at September 30, 1998, the Company had $9.6 million available under the Credit Facility.

     Management believes that the Company will have sufficient resources to meet its cash needs over the next 12 months. Such cash needs may include start-up costs associated with new contract awards, obtaining additional office space, establishing new offices, investment in upgraded systems infrastructure and acquisitions of other businesses and technologies. Cash requirements beyond the next 12 months depend on the Company's profitability, its ability to manage working capital requirements, its rate of growth, the amounts ultimately spent on business acquisitions, if any, and the leasing of new office space, if any.

YEAR 2000

     The Company is aware of the issues that many computer systems will face as the millennium ("YEAR 2000") approaches. The Company is auditing its internal software and hardware and is implementing corrective actions where necessary to address Year 2000 problems. The Company is also currently reviewing the software and hardware, and implementing corrective actions where necessary, of DMG, Carrera, Spectrum and Phoenix, all of which the Company combined with during 1998. The Company will continue to assess the need for Year 2000 contingency plans as its remediation efforts progress. The Company estimates that its remediation efforts will be completed by March 31, 1999. The Company does not believe that the cost of its remediation efforts will be material or that these efforts will have a material impact on its operations or financial results. However, there can be no assurance that those costs will not be greater than anticipated, or that corrective actions undertaken will be completed before any Year 2000 problems could occur.

     The Company also provides assistance in assessing, evaluating, testing and certifying government client systems affected by Year 2000 problems, as well as quality assurance monitoring of Year 2000 compliance conversions performed for clients by third parties. Although the Company has attempted to contract to provide such services in a manner that will minimize its liability for system failures, there can be no assurance that the Company would not become subject to legal proceedings which, if resolved in a manner adverse to the Company, could have a material adverse effect on its financial condition.

     The Company relies to varying extents on information processing performed by the governmental agencies and entities with which it contracts. The Company has inquired where necessary of such agencies and entities of potential Year 2000 problems, and, based on responses to such inquiries, management believes that the Company would be able to continue to perform on such contracts without material negative financial impact. However, the Company cannot be certain that Year 2000 related systems failures in the information systems of clients will not occur and, if such failures occur, that they will not interfere with the Company's ability to properly manage a contracted project and result in a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD LOOKING STATEMENTS

     Statements that are not historical facts, including statements about the Company's confidence and strategies and expectations about future contracts, market opportunities, market demand and acceptance of the Company's products are forward looking statements that involve risks and uncertainties. These uncertainties include reliance on government clients; risks associated with government contracting; risks involved in managing governmental projects; legislative change and political developments; opposition from government unions; challenges resulting from growth; adverse publicity; and legal, economic and other risks detailed in this Prospectus.

                                    BUSINESS

OVERVIEW

     The Company is a leading provider of program management and consulting services to government agencies throughout the United States. Since its inception in 1975, the Company believes it has been at the forefront of innovation in meeting its mission of "Helping Government Serve the People(TM)." MAXIMUS's services are designed to make government operations more efficient and cost effective while improving the quality of the services provided to program beneficiaries. The Company applies an entrepreneurial, private sector approach utilizing advanced technology in projects in almost every state in the nation and in markets in several foreign countries.

     MAXIMUS conducts its operations through two groups: the Government Operations Group and the Consulting Group. The Government Operations Group administers and manages government health and human services programs, including welfare-to-work and job readiness, child support enforcement, managed care enrollment and disability services. The Consulting Group provides planning and management, information technology consulting, strategic program evaluation, program improvement, financial management, revenue maximization, fleet management and other public sector-related consulting services to all government agencies. In fiscal 1998, the Company significantly expanded its Consulting Group by combining with four consulting firms, and it now estimates that it is the largest provider of general consulting services to state and local government agencies in the United States.

MARKET OPPORTUNITIES

     The Company believes that providing program management and consulting services to government agencies represents a significant market opportunity. Federal, state and local government agencies in the United States spend more than $250 billion annually on the health and human services programs to which the Company markets its services, including Medicaid, Food Stamps, Temporary Assistance to Needy Families, Child Support Enforcement, Supplemental Security Income, General Assistance, Child Care and Child Welfare. The state operated programs alone cost an estimated $21.0 billion annually to administer. This figure does not include administrative costs for Medicare and Title II Disability Insurance, which are administered without state assistance. The following chart sets forth currently available data from U.S. government publications for programs served by the Company:

                                                     ESTIMATED         ESTIMATED
                                                     NUMBER OF           ANNUAL
                                                   BENEFICIARIES     ADMINISTRATIVE
STATE OPERATED PROGRAM                                SERVED          EXPENDITURES
Medicaid.........................................   36.1 million     $ 6.7 billion
Food Stamps......................................   26.9 million       3.8 billion
Temporary Assistance to Needy Families...........   12.6 million       3.3 billion
Child Support Enforcement........................   11.5 million       3.1 billion
Supplemental Security Income.....................    6.6 million       2.0 billion
General Assistance/Social Services/Other.........   10.0 million       2.1 billion
                                                   -------------     -------------
                                                   103.7 million     $21.0 billion

     In the last several years, there has been a surge in legislation and initiatives to reform federal, state and local welfare and health and human services programs. One of the most significant of these legislative reforms was the Welfare Reform Act, which restructured the benefits available to welfare recipients, eliminated unconditional welfare entitlement and, most importantly, restructured the funding mechanisms that exist between federal and state governments. Under the Welfare Reform Act, states receive block grant funding from the federal government and are no longer able to seek reimbursement in the form of matching federal government funds for expenditures in excess of block grants. Accordingly, states bear the financial risk for the operation of their welfare programs.

     A number of state governments are taking action to respond to changes being initiated as a result of welfare reform. Some of these actions include enlisting the advice of specialized management consultants on ways to more efficiently and effectively administer their health and human service programs and by outsourcing management of such programs completely. As a result, MAXIMUS, for example, has been awarded performance-based contracts to manage health care enrollment services contracts for government agencies in Michigan, Texas, New York, New Jersey, and California. MAXIMUS has also been retained by numerous states and municipalities to provide consulting services.

     A more recent initiative at the federal level is the Balanced Budget Act of 1997 (the "BALANCED BUDGET ACT"), which established, among other programs, the State Children's Health Insurance Program (the "CHILDREN'S HEALTH INSURANCE PROGRAM"). This program provides federal matching funds to enable states to expand health care to targeted uninsured, low-income children. Over the next five years, $20.3 billion will be made available to states with federally-approved plans to expand state Medicaid programs, initiate new insurance programs or combine approaches. In June 1998, the Clinton administration also mandated sweeping protections to Medicare beneficiaries, including increased access to health plans by persons with pre-existing illnesses, added protections for women and non-English speaking beneficiaries and increased availability of specialists. Given the breadth and depth of the Company's expertise, it believes it is well positioned to capitalize upon these new opportunities to assist states in planning, implementing and maintaining the increased enrollment and outreach that will be required by these new federal initiatives.

     The Company believes that these legislative changes, when combined with political pressures and the financial constraints that inevitably result, will accelerate the rate at which state and local government agencies seek new solutions to reduce costs and improve the effectiveness of health and human services programs. The Company believes that government agencies will continue to turn to companies such as MAXIMUS to reduce costs and improve the effectiveness of health and human services programs. The Company believes that it more effectively administers government programs due to its ability to: (i) accept contracts where compensation is based on performance; (ii) attract and compensate experienced, high-level management personnel; (iii) rapidly procure and utilize advanced technology; (iv) vary the number of personnel on a project to match fluctuating work loads; (v) increase productivity by providing employees with financial incentives and performance awards and more readily terminating non-productive employees; (vi) provide employees with ongoing training and career development assistance; and (vii) maintain a professional work environment that is more conducive to employee productivity.

     The Company believes that state and local governments will continue to seek its services despite the effect of economic cycles on government budgets. Historically, in times of both budget surpluses and deficits, state and local governments have relied on the private sector to deliver services to its citizens. In recent years, as governments at all levels have experienced budget surpluses, new programs have been initiated to assist even more sectors of society (such as the Children's Health Insurance Program), increasing the population of beneficiaries of the Company's services. In more austere times, the population enrolled in existing government health and welfare programs expands, requiring governments to spend more to administer these programs, but facing increased pressure to do so cost-effectively. As a result, even in depressed economic cycles, the Company's business has continued to expand.

     The Company is recognized as a principal partner of state and local governments for program management and consulting. With more than 100 offices located throughout the nation, the Company has the local presence and decentralized organization to promote relationships with the executive and legislative branches of state and local governments. With more than 2,800 employees nationwide, the Company has more specialized resources than most state, city or county government agencies.

STRENGTHS AND DIFFERENTIATIONS

     The Company believes that it has been a pioneer in offering state and local government agencies a private sector alternative to internal administration of government health and human services programs. The Company has also successfully increased the breadth of its service offerings to meet such demand from government agencies. The following business strengths and differentiating characteristics position MAXIMUS to capitalize on the significant market opportunities presented by the changing environment of health and human services program regulation:

     Single Market Focus. The Company believes that it is the largest company dedicated exclusively to providing program management and consulting services to government health and human services agencies, as well as the largest provider of general management consulting services to state and local government agencies. The Company has accumulated a detailed knowledge base and understanding of the regulation and operation of health and human services programs that allows it to apply proven methodologies, skills and solutions to new projects in a cost-effective and timely fashion. The Company believes that the size, depth and broad range of its health and human services program expertise, and related areas of government program management, differentiate it from both small firms and non-profit organizations with limited resources and skill sets as well as from large consulting firms that serve multiple industries but lack the focus necessary to understand the complex nature of serving government agencies.

     Expanded Consulting Group. During fiscal 1998, the Company significantly expanded its Consulting group by acquiring four consulting companies: Spectrum, DMG, Carrera and Phoenix. These combinations increased the number of the Company's professional consultants from approximately 125 to over 600 and the Company believes it has the largest management consulting practice dedicated to serving state and local government in the U.S. The Company believes that the expansion of its consulting practice provides it with significant competitive advantages including: (i) a more predictable source of revenues with operating margins similar to the Consulting Group; (ii) a significant source of experienced consultants with an established knowledge base, re-useable methodologies and valuable relationships with members of the executive and legislative branches of state and local governments; (iii) a broader suite of consulting services that are increasingly demanded by state and local government seeking a single-source provider of program management and consulting services including cost accounting; human resources consulting; executive recruiting; fleet management; Year 2000 planing and management; software and systems integration; strategic planning, evaluation and implementation for government; electronic commerce and "smart card" technologies; and (iv) a broader client base that facilitates cross-selling opportunities between the Consulting Group and Government Operations Group.

     Proven Track Record. Since 1975, MAXIMUS has successfully applied its entrepreneurial private sector approach to assisting government health and human services agencies. Over the last five years, the Company has successfully completed approximately 500 program management and consulting services projects for state and local health and human services agencies serving millions of beneficiaries in nearly every state. The Company believes that the successful execution of these projects has earned the Company a reputation for providing efficient and cost-effective services to government agencies while improving the quality of services provided to program beneficiaries. The Company's reputation has contributed significantly to its ability to compete successfully for new contracts. Additionally, the Company's combinations with Spectrum, DMG, Carrera and Phoenix provide it with extended service capabilities and an additional base of established clients that the Company believes will further enhance its reputation as a leading provider of high-quality management and consulting services to state and local government agencies.

     Wide Range of Services. Many of the Company's clients require their vendors to provide a broad array of service offerings, which many of the Company's competitors cannot provide. Engagements often require creative solutions that must be drawn from diverse areas of expertise. The Company's expertise in a wide range of services enables it to better pursue new business opportunities and to offer itself as a single-source provider of program management, consulting and information technology services to state and local government agencies.

     Proprietary Case Management Software Program. The Company has developed a proprietary automated case management software program called the MAXSTAR Human Services Application Builder ("MAXSTAR"). MAXSTAR is a software platform that allows the Company to reduce project implementation time and cost. Because government agencies are often required to manage vast amounts of data and large numbers of cases without access to advanced technology and experienced professionals, the Company believes that MAXSTAR, together with the Company's experienced information technology professionals, is a key element of its success.

     Experienced Team of Professionals. The Company has assembled an experienced management team of former government executives, state agency officials, information technology specialists and other professionals with backgrounds in the public health and human services industry. The Company's employees understand the problems and challenges faced in the marketing, assessment and delivery of government agency services. Furthermore, since state and local government administrators are subject to changing legislative and political mandates, the Company has developed strong relationships with experienced political consultants who inform and advise the Company with respect to strategic marketing opportunities and legislative initiatives.

GROWTH STRATEGY

     The Company's goal is to be the leading provider of program management and consulting services to government health and human services programs. The Company's strategy to achieve this goal includes the following:

     Capitalize on Trends Toward Outsourcing Government Functions. The Company believes that it is well-positioned to benefit from the continued increase in demand for new program management and consulting services that have arisen in an environment characterized by changing regulation and evolving technology. The Company believes that fiscal pressures will compel state governments to continue to rationalize program operations and upgrade existing technology to operate more cost-efficient and productive programs. To achieve these efficiencies, the Company believes that many government agencies will turn to outside experts, such as the Company, for help.

     Aggressively Pursue New Business Opportunities. The Company believes that, throughout its 23-year history, it has been a leader in developing innovative solutions to meet the evolving needs of state and local health and human services agencies. The Company plans to expand its revenue base by: (i) marketing new and innovative program management solutions to the Company's extensive client base; (ii) expanding the Company's client base by marketing the Company's experience and established methodologies and systems; (iii) investing in early identification of government bid opportunities; and (iv) submitting competitive bids that leverage the Company's proven solutions for past projects.

     Continue to Add a Range of Complementary Consulting Services. The Company intends to continue to broaden its range of consulting services in order to respond to the evolving needs of its clients and provide cross-selling opportunities. The Company intends to continue to acquire or internally develop innovative technologies and methodologies that are required by government entities in order to effectively deliver public services.

     Pursue Strategic Acquisitions. Given the highly fragmented structure of the government services and consulting marketplace, the Company believes that it will continue to successfully identify and pursue attractive acquisition opportunities. Acquisitions can provide the Company with a rapid, cost-effective method to broaden its services, increase the number of professional consultants, broaden its client base, cross sell additional services, establish or expand its presence geographically, or obtain additional skill sets. The recent combinations with Spectrum, DMG, Carrera and Phoenix have increased the Company's client base by over 2,000 and added 500 new consultants.

     Recruit Highly Skilled Professionals. The Company continually strives to recruit top government management and information technology professionals with the experience, skills and innovation necessary to design and implement solutions to complex problems presented by resource-constrained government program agencies. The Company also seeks to attract middle-level consultants with a proven track record in the health and human services field and a network of political contacts to leverage the Company's existing management infrastructure, client relationships and areas of expertise.

SERVICES

     The Company's services are designed to make the operations of government health and human services programs more efficient and cost effective while improving the quality of the services that such government agencies provide to program beneficiaries. The Company organizes its operations into two groups: (i) the Government Operations Group, specializing in the management of government health and human services operations; and (ii) the Consulting Group, which offers consulting services to every state, county and local government agency, including health and human services, law enforcement, parks and recreation, taxation, housing, motor vehicles, labor, education and legislatures.

GOVERNMENT OPERATIONS GROUP

     The Company's Government Operations Group is comprised of four divisions specializing in the administration and management of government health and human services programs.

     Child Support Division. The Company provides a full range of child support enforcement ("CSE") services, including: (i) outreach to and interview of parents of children entitled to child support; (ii) establishing paternity and obtaining, enforcing, reviewing and modifying child support orders; and (iii) payment processing. The Company operates statewide client service units, updates case arrearage and demographic data for new CSE automated systems and provides training to CSE workers. The Company believes that it has one of the largest CSE staffs in the private sector with over 500 professionals. The Company has been performing these services since 1976, which the Company believes is longer than any other private sector firm in the United States. The Company is currently engaged in the management of CSE programs in several states providing full child support services and specialized services for over 600,000 cases. For example, in June 1998, the Company was awarded a five-year, $29 million, full-service CSE program management follow-on contract in Nashville, Tennessee.

     Managed Care Enrollment Division. The Company provides a variety of project management services for Medicaid programs with a particular emphasis on large-scale managed care enrollment projects. In these projects, the Company provides recipient outreach, education and enrollment services; an automated information system customized for the state; data collection and reporting; collaborative efforts with community-based organizations and advocacy groups in conducting outreach and education activities; design and development of program materials; health plan encounter data analysis and reporting; and care coordination for Early and Periodic Screening, Diagnosis and Treatment services. The Company currently provides managed care enrollment contract services to more Medicaid recipients than any other public or private sector entity in the country, operating projects for the states of California, New York, Texas, Michigan, Colorado, Vermont, Massachusetts, New Jersey and Georgia. In recent months, the Company has begun to administer programs for uninsured and underinsured children as part of the Children's Health Insurance Program in various states, including Michigan, Massachusetts, Vermont, New Jersey, and Kansas.

     Welfare Reform Division. The Company manages welfare-to-work programs by providing a wide range of services, including eligibility determination, emergency assistance, job referral and placement, transition services such as child care and transportation, community work training services, job readiness preparation, case management services and selected educational and training services. The Company's typical welfare-to-work contract involves the engagement of the Company for a period of three to five years. The Company has served over 250,000 welfare recipients in numerous states, and has achieved an average employment placement rate in excess of 80%. For example, the Company currently manages a welfare reform program in Milwaukee County, Wisconsin under a three-year, $24 million contract. In 1998, the Company was awarded a contract to provide employment services in San Diego, California serving 13,000 participants and valued at more than $6 million annually. Additionally, the Company has recently been awarded performance-based, welfare-to-work contracts in Texas, Illinois, Delaware, Virginia, Maryland and Pennsylvania totaling over $10 million. The Company provides statewide child care services in Connecticut and was also recently awarded a contract to provide child care services statewide in Hawaii. As an outgrowth of the Company's welfare reform services, the Company has developed MAXSTAFF, an independent employment agency that leverages the Company's referral and placement infrastructures by helping employers find qualified employees or temporary staff from the large pool of human resources the Company manages.

     Federal Services Division. The Company provides a host of large-scale, nationwide management services geared toward case management, innovative return-to-work strategies, program management and staffing support services. Areas of specialization include disability services, vocational rehabilitation, substance abuse/mental health services and justice administration. In 1995, the Company became the first company to operate a national case management and monitoring program for disability beneficiaries when it contracted with the Social Security Administration to provide referral and monitoring services to beneficiaries with drug or alcohol disabilities. Under the program, the Company successfully referred approximately 140,000 disabled beneficiaries into treatment as a first step to re-entering the work force. The Company intends to leverage this experience by pursuing other large scale program management contracts with other agencies of the federal government, including the Department of Justice and the Department of Veterans Affairs.

CONSULTING GROUP

     The Company's Consulting Group is comprised of the following eight divisions: the Information Technology Solutions Division, the Systems Planning and Integration Division, the International Division, the Human Services Division, Phoenix Consulting Group, the Spectrum Consulting Division, the Carrera Consulting Group and DMG-MAXIMUS.

     Information Technology Division. The Company provides computer systems management and business process re-engineering services to state, county and other local governments. The Company provides services associated with project management, including assessing current and future business needs, defining user requirements, designing automated systems, developing requests for proposals, and providing evaluation assistance, contract negotiations and quality assurance monitoring services. Since 1991, the Company has provided information technology systems and design services for projects in more than 40 states in the nation. The Company also specializes in providing management services to agencies administering criminal justice programs. In November 1997, Company was selected by the State of Connecticut to provide project management and system integration services for the criminal justice information system Offender Based Tracking System for the Connecticut Office of Policy and Management. This $5.5 million contract will run through September 2001. The Company also provides re-engineering services to government authorities such as the County of Los Angeles. The Company is assisting the County (Board of Supervisors, Auditor-Controller, Office of the Assessor, Registrar-Recorder/ County Clerk, and the Treasurer and Tax Collector) in the development of the County's Property Tax System Business Process Re-engineering Project. In addition, the Company provides assistance in assessing, evaluating, testing and certifying government systems for Year 2000 compliance. The Company is currently providing Year 2000 project management and quality services to the Department of Information Technology for the State of Connecticut.

     Systems Planning Division. The Company believes that its Systems Planning Division is a leading provider of strategic information management, procurement and contracting, systems quality assurance and systems implementation services to the rapidly expanding state health, human services and child support enforcement agency market. Using an experienced team of skilled project managers and information technology professionals, the Company has, in multiple projects across numerous states, assisted clients in the planning, design, procurement and implementation of information systems totaling nearly $1 billion. These complex, high-profile systems -- which have ranged from $5 million to over $100 million and from 200 to 2,000 users -- serve as the mission critical infrastructure for over $30 billion in annual health and human services expenditures. The division also supports the card technologies practice of the Company's Phoenix Consulting Division focusing on its application to electronic benefits transfer and driver's license applications. The potential market for the division's services has continued to expand in recent years. Welfare reform is forcing dramatic changes in eligibility systems for welfare programs. The number of work force development programs sponsored by the Department of Labor are also increasing. Significant changes to the systems supporting Medicaid, often the single largest budget item of state government budgets, will be required by the shifts from fee-for-service programs coupled with federally mandated competition for Medicaid Management Information Systems operations support. Given the Company's successful track record, core competencies and national market presence, the Company believes that it is well positioned to take advantage of the increased nationwide emphasis in state government on eligibility systems, managed care, child services, family court services and child support enforcement. Additionally, the Company believes that synergies between the Company's Consulting and Government Operations Groups and other strategic hires will uniquely position the Company to take advantage of the new market opportunities created by the recently enacted changes to managed care and the Child Health Insurance Program.

     International Division. The Company provides health care consulting and systems services to assist foreign government agencies and health care organizations responsible for the delivery of treatment services to large populations. The Company automates and restructures clinical information systems for large outpatient providers, hospital information systems, managed care information systems, beneficiary management systems and treatment network management systems for managing large networks of health treatment facilities. In addition, the Company consults with foreign government agencies in developing health care policy reforms, treatment quality improvements and productivity enhancements. The Company's health care systems software, developed in ORACLE(R), is a platform-independent and multi-language software package. The Company has developed an Arabic language version of this software for use in the Middle East. Currently, the division is engaged in two major automation projects in Egypt, installing a health care information system in three hospitals in Cairo and a national health care system database in hospitals and clinics throughout the country to allow the Egyptian Health Insurance Organization to better manage its facilities. Additionally, in Argentina, the Company is providing organizational and management services to the health plan of an employee union with almost 500,000 members, and conducted a demonstration project in support of Health District autonomy for the Ugandan Ministry of Health to improve the effectiveness of its contracting process in selected pilot Health Districts.

     Human Services Division. The Company's Human Services Division provides program planning and implementation, revenue maximization and evaluation consulting assistance to human services, health and education agencies in state, local and federal government. The Company has completed comprehensive welfare reform planning and implementation projects for the District of Columbia and the State of Nevada, and has been engaged by the District of Columbia to provide planning and implementation assistance for a new Child Health Insurance Program. Revenue maximization projects, which involve increasing federal financial participation in state health and human services programs and are generally carried out on a contingency fee basis, have been completed or are on-going in more than twenty states. The states have received more than $350 million in additional federal revenue as a result of the Company's efforts and expect current projects to yield another $300 million in new federal revenue. The Company also is frequently engaged to conduct evaluations of government programs and demonstrations. Program evaluation contracts are often multi-year research projects involving the collection of extensive data using automated data merges as well as surveys and case record reviews. Since 1994, the Company has completed scores of welfare reform, revenue maximization and program evaluation projects for numerous states and localities.

     Electronic Commerce and Card Technologies Consulting Services (Phoenix Consulting Division). The Company's Phoenix Consulting Division provides health, transportation, education, banking and human service clients with expert assistance in planning, implementing and evaluating Electronic Funds Transfer ("EFT"), Electronic Benefits Transfer ("EBT"), Electronic Payment Systems ("EPS"), smart card, biometric recognition system and related technologies. Responding to pressures to provide more time-and cost-efficient services, public-sector entities are increasingly following the general trend of moving from paper-based to electronics-based systems. In addition to its cost efficiencies, electronic commerce ("EC") technologies can provide more accurate record keeping, minimize paper transactions and offer greater security against fraud and theft. For instance, recognizing the advantages of EBT systems, which permit a recipient to transfer his or her public-assistance benefits directly from a government account to the product or service vendor, the federal government has mandated that all states must convert to EBT issuance under the Food Stamp Program by October 2002. In over thirty states, Phoenix has assisted clients in making the conversion to electronic commerce. Currently, it is helping the state of New Jersey implement a program to facilitate 24-hour electronic access to a suite of government services using smart card technology. In other states, including Texas and California, Phoenix is providing expert assistance to implement EBT for WIC benefits. Phoenix has become a recognized expert in its field, having delivered lectures at influential card-technology conferences such as CardTech/SecurTech NACHA, conducted training seminars for entities such as the U.S. Office of Management and Budget, the U.S. Joint Financial Management Improvement Program, American Banking Association and Food Marketing Institute, and having been a primary consultant to Vice President Gore's Federal EBT Task Force.

     Automation Consulting Services (Spectrum Consulting Division). The Company's Spectrum Consulting Division provides management consulting services that focus on assisting large public sector organizations in solving complex business problems related to automation. Spectrum has engagements in all areas of government, including the legislative, executive and judicial branches, and has extensive knowledge of the fiscal structure of states through its experience with state auditors, comptrollers and treasurers as well as a significant understanding of the programmatic areas of state government through close contact with many types of state agencies. The Company provides a variety of information technology services including Year 2000 quality assurance and project planning and management; quality assurance monitoring and assessment for child welfare, and healthcare and financial management systems; strategic planning; and advanced technolo-gies. The Company also plans to provide clients with a comprehensive set of quality assurance and Year 2000 consulting services that are jointly developed by the Spectrum and Systems Planning and Integration divisions.

     Carrera Consulting Group (a Division of MAXIMUS). The Carrera Consulting Group's mission is to deliver technology-based business solutions to government. Services include information technology strategic planning, year 2000 impact assessment and remediation, custom system development for health and human services systems and enterprise resource planning ("ERP") systems implementation. As a PeopleSoft Global Alliance Partner, the Carrera Consulting Group is one of the leading implementators of human resource and financial systems for state and local government. Prior to its combination with the Company, Carrera had implemented over thirty such systems for various government clients including the cities of Escondido, Los Angeles, Santa Monica, Des Moines, Akron, Eugene, Seattle and Denver; the counties of Solano, Tuolumne and King County Washington; and various organizations within the States of California, Georgia and New York. The Carrera Consulting Group has also provided implementation management, conversion, development projects. The Carrera Consulting Group offers clients a highly skilled consulting staff with focused expertise in helping public sector entities implement large-scale information systems.

     DMG-MAXIMUS. The Company's DMG-MAXIMUS division provides a broad array of consulting services such as cost accounting, wage and compensation evaluation, executive recruitment and fleet management. A particular expertise of this division is assisting government entities with controlling their overhead and program specific costs. DMG-MAXIMUS conducts comprehensive reviews and audits of client operations at the department- or division-level to identify unusually costly units of service or departments not meeting community needs. The division also helps clients prepare rationalized cost accounting of their services, through preparing either (i) cost allocation plans, which allocates overhead costs of centrally-provided services among the departments by the level of use of such services; (ii) indirect cost rate proposals, which allocate inter-departmental administrative costs among the specific department programs and activities; (iii) or other such cost plans. DMG-MAXIMUS further assists local and state governments in determining the appropriate fee charges for government services by calculating the total costs of such fee-based services. DMG-MAXIMUS does not typically engage in the large scale projects undertaken by other of the Consulting Group's divisions. Its focus has been on discrete, specialized consulting engagements, which it currently has with over 2,000 clients throughout the United States. The Company views this expansive network of contacts as an opportunity to cross-sell its broad array of services by leveraging customer satisfaction in smaller engagements into potentially larger scale consulting projects.

BACKLOG

     The Company's backlog represents an estimate of the remaining future revenues from existing signed contracts and revenues from contracts that have been awarded but not yet signed. Using the best available information, the Company estimates backlog on a quarterly basis with respect to all executed contracts. The backlog estimate includes revenues expected under the current terms of executed contracts, revenues from contracts in which the scope and duration of the services required are not definite but estimable and does not assume any contract renewals or extensions.

     Changes in the backlog calculation from quarter to quarter result from: (i) addition for future revenues from the execution of new contracts or extension or renewal of existing contracts; (ii) reduction from fulfilling contracts during the most recent quarter; (iii) reduction from the early termination of contracts; and (iv) adjustments to estimates of previously included contracts.

     At September 30, 1998 and 1997, the Company's backlog for services was approximately $276 million and $217 million, respectively.

MARKETING AND SALES

     The Company's Government Operations Group obtains program management contracts from state and local authorities by responding to RFPs. Whenever possible, prior to the issuance of an RFP, senior executives in the Government Operations Group work with senior government representatives, such as a state's governor, members of the governor's staff and the heads of health and human services agencies to encourage them to outsource certain health and human services functions. To identify opportunities to work with government officials at early stages and to optimize the government's receptivity to the Company's proposal to provide program management services, the Company establishes and maintains relationships with elected officials, political appointees and government employees. The Company engages marketing consultants, including lobbyists to establish and maintain relationships with these client representatives. The Company's consultants and lobbyists provide introductions to government personnel and provide information to the Company regarding the status of legislative and executive decision-making.

     Following the issuance of an RFP, the Government Operations Group participates in formal discussions, if any, between the contracting government agency and the group of potential service providers seeking to modify the RFP and prepare the proposal. Upon the award of a government operations contract, the Company's representatives then negotiate the contract with representatives of the government authority until an agreement is reached.

     The Consulting Group generates leads for consulting contracts by tracking bid notices, employing lobbyists, maintaining relationships with government personnel, communicating directly with current and prospective clients, and increasingly, through referrals and cross-selling initiatives from other divisions of the Consulting Group. The Consulting Group participates in professional associations of government administrators and industry seminars featuring presentations by the Company personnel. Senior executives from the Consulting Group develop leads through on-site presentations to decision-makers. In many cases, consulting contracts, like program management contracts, are obtained after responding to a formal RFP. The Consulting Group's efforts in generating a lead prior to the RFP can facilitate the Company's insight in responding to a particular RFP. A portion of the Consulting Group's new business arises from prior client engagements, in which case the Company may be the sole source of services. The Company also expects to leverage the client relationships of firms it acquires by cross-selling its existing services. Furthermore, clients frequently expand the scope of engagements during delivery to include follow-on complementary activities.

COMPETITION

     The market for providing program management and consulting services to state and local health and human services agencies, as well as to public sector clients generally, is competitive and subject to rapid change. The Company's Government Operations Group competes for program management contracts with local non-profit organizations such as the United Way and Goodwill Industries, government services divisions of large companies such as Lockheed Martin Corporation and Electronic Data Systems, Inc., managed care enrollment companies such as Benova, and specialized service providers such as Andersen Consulting, America Works, Inc., and Policy Studies Incorporated. The Company's Consulting Group competes with the consulting divisions of the "Big 5" accounting firms as well as Electronic Data Systems, Inc and many smaller consulting firms. The Company anticipates that it will face increased competition in the future as new companies enter the market, but that its experience, reputation, industry focus and broad range of services provide significant competitive advantages which the Company expects will enable it to compete effectively in its markets.

GOVERNMENT REGULATION

     The market for the Company's services exists under a United States federal regulatory framework of social programs that are largely implemented at the state or local level. The following summarizes this framework:

     Welfare Program. Under Title IV-A of the federal Social Security Act, the federal government provides financial assistance to underprivileged families under several programs commonly known as "Welfare," which have included the Aid to Families with Dependent Children Program ("AFDC") and the Job Opportunities and Basic Skills Training Program ("JOBS"). Under the AFDC program, cash welfare payments were provided to needy children deprived of parental support and to certain others in the household of the child. State governments are required to define "need," set their own benefit levels, establish (within federal limitations) income and resource limits and administer the program or supervise its administration. Beginning in October 1990, the federal government required each state to implement a JOBS program, which is designed to help needy families with children to avoid long-term Welfare dependency by providing education, training, job placement and other supportive services, including child care.

     Under the Welfare Reform Act, AFDC and JOBS have been combined into a single program, known as "Temporary Assistance to Needy Families" or "TANF." Under TANF, the federal government makes "block grants" of funds to the states, to be administered at the state level in programs that include certain mandatory work, education and job-related activities, including job training and job search for the purposes of: (i) providing needy families with time-limited assistance in order to end their dependency on government benefits and achieve self-sufficiency; (ii) preventing and reducing out-of-wedlock pregnancies, especially teenage pregnancies; and (iii) encouraging the formation and maintenance of two-parent families. While the federal act provides general requirements, states must determine how these requirements will be met.

     General Assistance/General Relief Programs. There are also General Assistance or General Relief programs that are administered by the states. These welfare programs are not federally reimbursed and generally serve persons not eligible for other federal programs. By their nature, they are very restrictive in terms of eligibility requirements since states must pay 100% of both the benefit and administrative costs. The eligibility requirements for these programs vary by state and sometimes by county within the state. Forty two states currently have General Assistance programs in operations. Thirty three of the states operate the program in only a portion of the state.

     Food Stamp Program. The Food Stamp Program is a federally funded program that is administered by the states. The purpose of the program is to increase the food purchasing power of eligible low-income households to a point that they can buy a nutritionally adequate, low-cost diet. The program subsidizes food purchases through the issuance of food stamps or through issuance of electronic cards. Food stamp program benefits are entirely paid for by the federal government and food stamp program administrative costs are shared 50/50 with the states, except that states with low error rates may have up to 60% of their administrative costs reimbursed. Eligibility for TANF or SSI also ensures eligibility for food stamps.

     Supplemental Social Security Income. Titles XVI of the federal Social Security Act provide for the administration and distribution of financial assistance to disabled individuals whose impairments make them unemployable. There has been political pressure on the Social Security Administration (the "SSA") and the states to review the caseload of Title XVI beneficiaries to ensure that each individual's disability still exists and that the extent of such disability remains sufficient to preclude employment. In addition, the SSA has been under pressure to increase and improve vocational rehabilitation efforts focused on returning disabled beneficiaries to work and self-sufficiency.

     Child Support Enforcement. The federal Child Support Enforcement ("CSE") program, authorized under Title IV-D of the Social Security Act, was established in 1975 in response to the increasing failure of many parents to provide financial support to their children. The purpose of the CSE program is to help strengthen families and reduce Welfare dependency by placing the responsibility for supporting children on the parents rather than on the government. State governments are generally required to locate absent parents, establish paternity if necessary, obtain judicial support orders and collect the support payments required by those orders. Child Support Enforcement has been the subject of close scrutiny in recent years and is an area of health and human services where government has sought significant private sector involvement including full service program management efforts.

     The Child Support Enforcement Amendments of 1984 mandated that state CSE information systems, in order to receive matching federal funding, must meet certain federal functional requirements covering case initiation, case management, database linkage, financial management, enforcement, security, privacy and reporting. The Family Support Act of 1988, effective October 1992, mandated enhanced functional requirements for state CSE systems, including the implementation of automated systems able to interface electronically with other state systems such as Welfare, driver and vehicle registration and Medicaid systems.

     Medicaid, Medicare and the Children's Health Insurance Program. Medicaid and Medicare were implemented under Title XIX and XVIII of the Social Security Act. Medicaid is a federal-state matching entitlement program that provides reimbursement for the cost of medical care to low-income individuals who are aged, blind, disabled or TANF beneficiaries, and to certain pregnant women and children. Within broad federal guidelines, each state designs and administers its own program. Eligibility and claims processing systems are automated by each state to handle this program, which is typically the largest line item in a state budget. Federal assistance is also available on a waiver basis for managed care enrollment for Medicaid recipients and similar populations. Medicare is a federal entitlement program providing reimbursement of a portion of the cost of medical care provided to the elderly. The Child Health Insurance Program is a recently enacted $20 billion program to provide health care for children whose family income is near the poverty level.

HUMAN RESOURCES

     As of November 19, 1998, the Company had more than 2,800 employees, consisting of 2,067 employees in the Government Operations Group, 685 employees in the Consulting Group and 126 administrative employees. The Company's success depends in large part on attracting, retaining and motivating talented, innovative and experienced professionals at all levels. In connection with its hiring efforts, the Company employs a full-time human resources coordinator, retains several executive search firms and relies on personal and business contacts to recruit senior level employees for senior management positions in the Government Operations Group and Consulting Group and for senior administrative positions. When the Company's Government Operations Group is awarded a contract by a state or local government, the Company is often under a tight timetable to hire project leaders and case management personnel to meet the needs of the new project. To meet such needs, the Company engages intensive short-term hiring efforts at the project's location.

     The Company's hiring focus is to identify candidates who are well suited by background and temperament to serve the Company's government clients. The Company's Government Operations employees are largely drawn from government employment positions, while the Consulting Group employees are largely selected from other consulting organizations and government agencies.

     The Company offers employees an internal training program designed to enhance professional skills and knowledge. Offered twice a year, the three-day program includes human resources topics such as cultural sensitivity, sexual harassment and wrongful termination; marketing, proposal writing and public relations; project administration topics such as contract negotiations, project management, deliverable preparation and client management; and technology updates. In addition, the Company offers partial tuition reimbursement for employees pursuing relevant degree programs and fully reimburses employees for relevant training seminars and short courses.

     The Company promotes loyalty and continuity of its employees by offering packages of base and incentive compensation and benefits that it believes are significantly more attractive than those offered by governments or other government consulting firms in general. In addition, to attract and retain employees, the Company has established several employee benefit plans, including 401(k) savings and retirement plans, its 1997 Equity Incentive Plan and its 1997 Employee Stock Purchase Plan.

DESCRIPTION OF PROPERTY

     The Company is headquartered in McLean, Virginia, in a 21,000 square foot office building which it owns. The Company leases office space for other management and administrative functions in connection with the performance of its contracts in various states and foreign countries. On October 1, 1998, the Company conducted operations from 114 leased office facilities totaling approximately 576,000 square feet. The lease terms vary from month-to-month to five-year leases and are generally at market rates. The Company is currently seeking additional space to house its new headquarters and to support its expanding operations and believes that it will be able to secure such space, as needed, in the future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors and their respective ages and positions are as follows:

NAME                                   AGE                     POSITION
David V. Mastran(a)..................   55    President, Chief Executive Officer and
                                                Director
Raymond B. Ruddy(a)..................   55    Chairman of the Board of Directors, Vice
                                                President of the Company, President of
                                                Consulting Group, Treasurer and Director
Russell A. Beliveau..................   51    President of Business Development and
                                                Director
Margaret Carrera.....................   44    President of Carrera Consulting Group,
                                                Vice-Chairwoman of the Board and Director
Ilene R. Baylinson...................   42    President of Federal Services Division
John F. Boyer........................   51    President of Managed Care Enrollment
                                                Division
David M. Casey.......................   40    President of Information Technology
                                                Division
George C. Casey......................   54    President of Spectrum Consulting Division
Louis E. Chappuie....................   60    President of DMG-MAXIMUS and Director
Lynn P. Davenport....................   51    President of Human Services Division and
                                                Director
Gary L. Glickman.....................   45    President of Phoenix Consulting Division
David A. Hogan.......................   50    President of Child Support Division
John P. Lau, Sr......................   55    President of International Division
Holly A. Payne.......................   45    President of Welfare Reform Division
Susan D. Pepin.......................   44    President of Systems Planning Division and
                                                Director
Robert J. Muzzio.....................   64    Executive Vice President and Director
F. Arthur Nerret.....................   51    Vice President, Finance and Chief
                                                Financial Officer
Robert E. Taggart, Jr................   52    Vice President and Chief Operating Officer
                                                of DMG-MAXIMUS
Jesse Brown(b).......................   54    Director
Peter B. Pond(b).....................   54    Director

------------------------------

(a) Member of the Compensation Committee.

(b) Member of the Audit Committee.

     David V. Mastran has served as President and Chief Executive Officer since he founded the Company in 1975. Dr. Mastran received his Sc.D. in Operations Research from George Washington University in 1973, his M.S. in Industrial Engineering from Stanford University in 1966 and his B.S. from the United States Military Academy at West Point in 1965.

     Raymond B. Ruddy has served as the Chairman of the board of directors since 1985 and President of the Company's Consulting Group since 1986. From 1969 until he joined the Company, Mr. Ruddy served in various capacities with Touche Ross & Co., including, Associate National Director of Consulting from 1982 until 1984 and Director of Management Consulting (Boston, Massachusetts office) from 1978 until 1983. Mr. Ruddy received his M.B.A. from the Wharton School of Business of the University of Pennsylvania and his B.S. in Economics from Holy Cross College.

     Russell A. Beliveau has served as the President of the Company's Business Development Division since September 1998. Prior to that, he served as President of the Government Operations Group since 1995. Mr. Beliveau has more than 20 years' experience in the Health and Human Services Industry during which he has worked in both government and private sector positions at the senior executive level. Mr. Beliveau's past positions include Vice President of Operations at Foundation Health Corporation of Sacramento, California from 1988 through 1994 and Deputy Associate Commissioner (Medicaid) for the Massachusetts Department of Public Welfare from 1983 until 1988. Mr. Beliveau received his M.B.A. in Business Administration and Management Information Systems from Boston College in 1980 and his B.A. in Psychology from Bridgewater State College in 1974.

     Margaret Carrera has served as President of the Company's Carrera Consulting Group Division, Vice-Chairwoman of the board and a director since the acquisition of Carrera by the Company in August 1998. Prior to that time she had served as President of Carrera since its founding in 1991. Ms. Carrera has twenty years of experience in management information systems. Prior to the founding of Carrera, she served as West Region Director of Information Systems consulting for the Public Sector with Ernst & Young LLP and Vice President of Bank Card Processing for Bank of America. She has also held positions at Cambridge Systems Group and Pacific Telephone. Ms. Carrera received her M.B.A. in Finance from San Francisco State University in 1980 and her B.A. in Mathematics and Chemistry from United States International University in 1975.

     Ilene R. Baylinson has served as the President of the Company's Federal Services Division (formerly, the Disability Services Division) since 1995 and as Chief Operating Officer from 1991 to 1995. She has more than 17 years of experience in health and human services program administration. After obtaining her B.A. from Johns Hopkins University in 1978, Ms. Baylinson worked in a variety of positions for Koba Associates, Inc. of Washington, D.C., including Senior Vice President for Corporate Management, Marketing and Operations from 1989 until her departure and Corporate Vice President/Director, Law and Justice Division from 1985 through 1991.

     John F. Boyer has served as President of the Company's Managed Care Enrollment Division since October 1998, after serving in various capacities for that division since Fall of 1997. Prior to that, he served as Vice President for Strategic Planning and Contract Administration of the Company since 1995. Dr. Boyer has more than 20 years' experience in health care delivery in both clinical and administrative settings. Prior to joining the Company, Dr. Boyer served as Director of Health Services Financing Policy in The Office of The Assistant Secretary of Defense (Health Affairs) at the Pentagon from 1989 until 1995. Dr. Boyer received his Ph.D. in Public Administration and Public Policy Analysis from The American University in 1989, his M.S. in Management from The Naval Postgraduate School in 1981, his M.S. in Nursing from New York Medical College in 1973 and his B.S. from Illinois State University in 1969.

     David M. Casey has served as the President of the Information Technology Division of the Company since 1997 and has been with the Company since 1994. Mr. Casey has 17 years of professional experience in management information systems. Prior to joining the Company, Mr. Casey served as a Government and Education Account Executive for Wang Laboratories, Inc. from 1987 until 1994 and served as a Sales Consultant at Wang Laboratories, Inc. from 1986 to 1987. Mr. Casey has also held positions at Motorola, Inc. and Polaroid Corporation. Mr. Casey holds a B.S. in General Engineering and Computer Science from Northeastern University.

     George C. Casey has served as President of the Spectrum Consulting Division since the Company's acquisition of the Spectrum in March 1998. Prior to that, he had served as President of the Spectrum since October 1986. Before joining Spectrum in 1986, Mr. Casey worked as a Partner for KMG Main Hurdman, an international public accounting firm that subsequently merged with KPMG Peat Marwick. Mr. Casey has extensive experience in project planning and management, procurement and contract negotiations, and quality assurance reviews and realignment. Mr. Casey earned a B.S./B.A. degree from Northwestern University in 1966.

     Louis E. Chappuie has served as President of DMG-MAXIMUS and a director of the Company since the acquisition of DMG by the Company in May 1998. Prior to that time he served as President and Chairman of the Board of DMG from 1992 and 1997, respectively. Prior to assuming the presidency of DMG, he was Executive Vice President of DMG's Western Practice Area in Sacramento, California for 12 years. His additional experience includes Arthur Young & Company and Foreign Service Officer, U.S. State Department. Mr. Chappuie received his B.A. and M.A. from the University of Minnesota in 1960 and 1961, respectively, and has completed course work for a Ph.D. in Economics.

     Lynn P. Davenport has served as the President of the Company's Human Services Division since he joined the Company in 1991. He has over thirteen years of health and human services experience in the areas of administration, productivity improvement, management consulting, revenue maximization and management information systems. Prior to joining the Company, Mr. Davenport was employed by Deloitte & Touche, and its predecessor, Touche Ross & Co., in Boston, Massachusetts, where he became a partner in 1987. Mr. Davenport received his M.P.A. in Public Administration from New York University in 1971 and his B.A. in Political Science and Economics from Hartwick College in 1969.

     Gary L. Glickman has served as President of the Phoenix Consulting Division since the acquisition of Phoenix by the Company in August 1998. Prior to that time he had served as President of Phoenix since its founding in 1990. Mr. Glickman entered consulting in 1980 and has served in a variety of positions advising public and private clients on electronic banking and related technologies. During this time, he was employed with several firms, including Deloitte & Touche and Laventhal & Howarth. Prior to entering consulting, Mr. Glickman held positions in the Office of the Secretary in the U.S. Department of the Treasury and Controller's Office of New York City. Mr. Glickman received his M.B.A. in Economics from New York University in 1978 and his B.A. in American Studies from Brandeis University in 1975.

     David A. Hogan has served as the President of the Child Support Division since 1994 and served as a Vice President of the division from 1993 until 1994. Prior to joining the Company, Mr. Hogan spent 23 years working in numerous positions for the Washington State Department of Social and Health Services including five years as the State's Child Support Director. Mr. Hogan also served one year as the President of the National Child Support Directors Association. Mr. Hogan received his J.D. from the University of Puget Sound in 1976 and his B.A. from Western Washington University in 1970.

     John P. Lau, Sr. has served as the President of the Company's International Division since 1993 and served as President of the Company's Advanced Systems Division from 1989 until 1993. From 1961 until 1988, Mr. Lau worked in a variety of government and private health care systems organizations in technical, managerial and executive positions. Most recently, Mr. Lau was a Vice President of Modern Psychiatric Systems in Rockville, Maryland in 1988 and 1989 and served from 1968 through 1988 as Consultant to the President of Creative SocioMedics Corporation. Mr. Lau received his M.S. in Physics from Fairleigh Dickinson University in 1968 and his B.S. in Physics from St. Peter's College, Jersey City, New Jersey in 1965.

     Holly A. Payne has served in various executive capacities at the Company since 1987 and as President of the Welfare Reform Division of the Company since 1995. Ms. Payne has over 21 years of human services programs experience. From 1983 until she joined the Company, Ms. Payne was a Program Manager at Electronic Data Systems Corporation in Bethesda, Maryland and from 1978 until 1983 she worked in several capacities for the Departments of Social Services in Prince William and Fairfax Counties in Virginia. Ms. Payne received her M.S.W. from West Virginia University in 1978 and her B.S. in Family Services from Northern Illinois University in 1975.

     Susan D. Pepin has served as the President of the Company's Systems Planning Division since 1994 and has been with the Company since 1988. She has over 17 years' experience in technical management and consulting with a focus on health and human services management information systems. Before joining the Company, Ms. Pepin served as Director of eligibility systems for the Massachusetts Department of Public Welfare from 1984 until 1987 and a Project Leader for Wang Laboratories, Inc. from 1979 until 1984. Ms. Pepin received her B.S. in Home Economics with a concentration in Consumer Studies and a minor in Business from the University of New Hampshire in 1976.

     Robert J. Muzzio has served in various positions with the Company since 1979, including Executive Vice President since 1987, and has more than 30 years of experience as a health care administrator, health systems researcher, and personnel and manpower analyst. Prior to joining the Company, Mr. Muzzio held many public and private sector positions in the health care industry, including Life Support Coordinator for the Morrison Knudsen Saudi Arabia Consortium in 1978 and 1979 and Director of the Personnel Policies Division of the Office of the Surgeon General, Department of the Army, from 1976 until 1978. Mr. Muzzio received his M.A. in Health Care Administration from Baylor University in 1967 and his B.A. in Public Health from San Jose State College in 1956.

     F. Arthur Nerret has served as Chief Financial Officer of the Company since 1994 and serves as Trustee of the Company's 401(k) Plan. He has over 24 years of accounting experience as a C.P.A. From 1981 until he joined the Company, Mr. Nerret held a variety of positions at Frank E. Basil, Inc. in Washington, D.C., including Vice President, Finance from 1991 to 1994 and Director of Finance from 1989 until 1991. Mr. Nerret received his B.S. in Accounting from the University of Maryland in 1970.

     Robert E. Taggart, Jr. has served as Vice-President and Chief Operating Officer of DMG-MAXIMUS since the acquisition of DMG by the Company in May 1998. Prior to that time, he served as the National Director of Fleet Management Consulting for six years and Vice President of DMG for four years. Additionally, he was the director of Fleet Consulting for Ernst & Young LLP. Mr. Taggart has more than 18 years of consulting and fleet management experience. Mr. Taggart received his M.C.R.P. in Urban and Regional

Planning from the University of California at Berkeley in 1974 and his B.A. in Economics from Lawrence University in 1968.

     Jesse Brown has served as a director of the Company since his election by the board in September 1997. Mr. Brown, who is currently President of Brown & Associates, Inc., an international consulting company, served as Secretary of Veteran Affairs under the Clinton Administration from 1993 until 1997, and as Executive Director of the Washington office of Disabled American Veterans from 1989 to 1993. Mr. Brown is an honors graduate of Chicago City College and also attended Roosevelt University of Chicago and Catholic University in Washington, D.C.

     Peter B. Pond has served as a director of the Company since his election by the Board in December 1997. Mr. Pond is a Principal and Managing Director in the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corporation in Chicago and is head of that company's Midwest Investment Banking Group. Mr. Pond holds a B.S. in Economics from Williams College and an M.B.A. from the University of Chicago. He is a director of The Metzler Group, Inc.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of December 10, 1998, and as adjusted to reflect the sale of the shares offered hereby, by each Selling Shareholder. The Company believes that each person named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable, except as noted in the footnotes relating to such person. Unless otherwise indicated, the address of each of the Selling Shareholders is care of the Company at the Company's principal executive office.

                               SHARES OWNED PRIOR                   SHARES OWNED AFTER
                               TO THE OFFERING(a)                     THE OFFERING(a)
                              ---------------------     SHARES     ---------------------
SELLING SHAREHOLDERS:           NUMBER      PERCENT   OFFERED(b)    NUMBER       PERCENT
  David V. Mastran..........   8,121,305(c)  44.55%    768,828     6,804,492(c)   33.64%
  Donna M. Mastran..........   4,878,533(d)  26.76      27,000     4,082,705(d)   20.18
  Raymond B. Ruddy..........   3,242,772(e)  17.79     370,985     2,721,787(e)   13.46
  Margaret Carrera..........   1,137,420      6.24     225,000       912,420       4.51
  John Parker...............     420,000      2.30     125,000       295,000       1.46
  George C. Casey...........     420,000      2.30     100,000       320,000       1.58
  Cole Taylor Bank, as
     trustee for the David
     M. Griffith &
     Associates, Ltd.
     Employee Stock
     Ownership Plan(f)......     339,769      1.86     160,000       179,769       *
  Lynn P. Davenport.........     276,354(g)   1.51      70,878       205,476(g)    1.01
  Susan D. Pepin............     231,033      1.26      59,920       171,113       *
  Russell A. Beliveau.......     202,821(h)   1.11      52,381       150,440(h)    *
  Raymond B. Ruddy
     Charitable Remainder
     Unitrust...............     150,000(i)   *        150,000        --           *
  Eugene I. Costa...........     117,039      *         36,759        80,280       *
  Gary L. Glickman..........     117,039      *         36,759        80,280       *
  Ilene R. Baylinson........      41,367      *          5,921        35,446       *
  Holly A. Payne............      29,696(j)   *          2,343        25,978(j)    *

                               SHARES OWNED PRIOR                   SHARES OWNED AFTER
                               TO THE OFFERING(a)                     THE OFFERING(a)
                              ---------------------     SHARES     ---------------------
SELLING SHAREHOLDERS:           NUMBER      PERCENT   OFFERED(b)    NUMBER       PERCENT
  Michael Truby.............      29,696(k)   *          1,375        25,978(k)    *
  Kevin Dorney..............      23,710      *          2,468        21,242       *
  Margaret W. Melhem........      14,610      *          3,652        10,958       *
  Penny H. Tisdale..........       2,927      *            731         2,196       *

------------------------------

  *   Less than 1%.

  (a) Applicable percentage of ownership prior to this offering is based upon 18,225,468 shares of Common Stock outstanding. For ownership after completion of this offering, applicable percentage ownership is based on 20,225,468 shares of Common Stock outstanding and assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares shown as beneficially owned. Number of shares of Common Stock deemed beneficially owned by any person includes outstanding shares of Common Stock held by such person and any shares of Common Stock issuable upon exercise of stock options held by such person exercisable within 60 days. Each of the following Selling Shareholders beneficially own fully exercisable options to purchase that number of shares set forth after his or her respective name: Mr. Beliveau, 13,294; Mr. Davenport, 111,592; Mr. Dorney, 13,835; Mrs. Mastran, 3,973; Ms. Baylinson, 35,446; Ms. Payne, 8,530; Ms. Pepin, 111,353; and Mr. Truby, 6,291. All directors and executive officers as a group are deemed to beneficially own an aggregate of 307,792 shares of Common Stock issuable upon the exercise of options which will be fully exercisable within the 60-day period following December 10, 1998.

  (b) If the over-allotment option is exercised in full, each of the following Selling Shareholders will sell that number of additional shares of Common Stock set forth after his or her respective name equal to an aggregate of 630,000 shares of Common Stock: Dr. Mastran, 237,432; Mrs. Mastran, 10,167; Mr. Ruddy, 160,892; Ms. Carrera, 69,485; Mr. Parker, 38,603; Mr.
      Casey, 30,882; Mr. Davenport, 21,889; Ms. Pepin, 18,505; Mr. Beliveau, 16,176; Mr. Costa, 11,352; Mr. Glickman, 11,352; Ms. Payne, 724; Mr.
      Truby, 425; Mr. Dorney, 762; Ms. Melhem, 1,128; and Ms. Tisdale, 226.

  (c) Includes the holdings of (i) Dr. Mastran's spouse, Mrs. Mastran, consisting of 89,129 shares prior to the offering and 62,129 shares after the offering and 3,973 shares issuable upon exercise of stock options exercisable within the 60-day period following December 10, 1998 and (ii) Mr. Ruddy, consisting of 3,242,772 shares prior to the offering and 2,721,787 shares after the offering, and who is obligated by written agreement to vote such shares in a manner consistent with instructions received from Dr. Mastran until September 30, 2001. Dr. Mastran does not, however, have dispositive power over Mr. Ruddy's shares.

  (d) Includes the holdings of Mrs. Mastran's spouse, Dr. Mastran, consisting of 4,785,431 shares prior to the offering and 4,016,603 shares after the offering.

  (e) Includes 1,170,000 shares held by trusts for the benefit of Mr. Ruddy's family members. See footnote (i).

  (f) The address of the trustee is Cole Taylor Bank, 850 W. Jackson Boulevard, 8th Floor, Chicago, Illinois 60607.

  (g) Includes 1,250 shares held by Mr. Davenport's son.

  (h) Includes the holdings of a trust of which Mr. Beliveau and his spouse are the primary beneficiaries, consisting of 189,527 shares prior to the offering and 137,146 shares after the offering.

  (i) Consists entirely of shares held by a trust of which Mr. Ruddy is trustee and beneficiary. See footnote (e).

  (j) Includes the holdings of Ms. Payne's spouse, Mr. Truby, consisting of 5,550 shares prior to the offering and 4,175 shares after the offering and 6,291 shares issuable upon exercise of stock options exercisable within the 60-day period following December 10, 1998.

  (k) Includes the holdings of Mr. Truby's spouse, Ms. Payne, consisting of 9,375 shares prior to the offering and 7,032 shares after the offering and 8,530 shares issuable upon exercise of stock options exercisable within the 60-day period following December 10, 1998.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, dated December 10, 1998, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc. and Legg Mason Wood Walker, Incorporated, have severally agreed to purchase from the Company and the selling shareholders the number of shares set forth opposite their names below.

                                                              NUMBER OF
UNDERWRITERS:                                                  SHARES
  Donaldson, Lufkin & Jenrette Securities Corporation.......  2,520,000
  Lehman Brothers Inc.......................................  1,260,000
  Legg Mason Wood Walker, Incorporated......................    420,000
                                                              ---------
  Total.....................................................  4,200,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $1.02 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions.

     The following table shows the underwriting fees to be paid to the underwriters by the Company and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                      PAID BY
                                                               SELLING SHAREHOLDERS
                                      PAID BY THE COMPANY   ---------------------------
                                      -------------------   NO EXERCISE   FULL EXERCISE
        Per share...................      $     1.71        $     1.71     $     1.71
        Total.......................      $3,420,000        $3,762,000     $4,839,300

     The Company will pay the offering expenses, estimated to be $500,000.

     Certain selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 630,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The Company and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     The Company, each of the selling shareholders and the executive officers and directors of the Company have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise). In addition, during such period, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of the Company (including the selling shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette.

     The representatives may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.

     Other than in the United States, no action has been taken by the Company, the selling shareholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Peter B. Pond, a director of the Company, is a principal of Donaldson, Lufkin & Jenrette. Donaldson, Lufkin & Jenrette in the past has provided investment banking services to the Company and is serving as the lead managing underwriter in this offering. Pursuant to the Company's Director Stock Option Plan, the Company granted Mr. Pond options to purchase 5,000 and 15,000 shares of common stock, respectively, at an exercise price per share equal to the fair market value of the common stock on the trading day immediately preceding each such grant date, which grant dates were the date of his initial election to the board of directors of the Company in 1997 and his re-election at the Company's annual meeting of shareholders in February 1998. Each of these option grants vests and becomes exercisable for the purchase of 5,000 shares on the grant date and each anniversary thereafter. In addition, on August 18, 1998, the Company granted to Mr. Pond options to purchase 150 shares of common stock at an exercise price per share of $23.88 in consideration for consultant services provided to the Company. These options were granted pursuant to the Company's Equity Incentive Plan and were fully exercisable on the date of grant.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois. Lynnette C. Fallon, a partner of Palmer & Dodge LLP, is an Assistant Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company at September 30, 1997 and 1998 and for each of the three years in the period ended September 30, 1998 appearing in this prospectus and the Registration Statement on Form S-3 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to the years 1997 and 1996, is based in part on the report of Grant Thornton LLP, independent auditors. The financial statements referred to above are included in reliance on such reports given upon the authority of such firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission can be inspected and copied at the Commission's Public Reference Room at Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Company is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a world wide web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of certain information filed by the Company with the Commission are also available on the Company's web site at http://www.maxinc.com. The Company's web site is not part of this prospectus. MAXIMUS common stock is listed on the New York Stock Exchange. Reports and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-12997), pursuant to the Exchange Act, are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, filed with the Commission on November 23, 1998.

          (b) The description of the common stock of the Company contained in the Company's Registration Statement on Form 8-A, filed on May 15, 1997, including any amendment or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering of the securities offered hereby shall be deemed incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The Company will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, except for certain exhibits to such documents. Requests should be directed to the Company, 1356 Beverly Road, McLean, Virginia 22101, attention: F. Arthur Nerret; telephone: (703) 734-4200.

                                 MAXIMUS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Independent Auditors' Reports...............................   F-2
Consolidated Balance Sheets as of September 30, 1997 and
  1998......................................................   F-4
Consolidated Statements of Income for the years ended
  September 30, 1996, 1997 and 1998.........................   F-5
Consolidated Statements of Changes in Redeemable Common
  Stock and Shareholders' Equity for the years ended
  September 30, 1996, 1997 and 1998.........................   F-6
Consolidated Statements of Cash Flows for the years ended
  September 30, 1996, 1997 and 1998.........................   F-7
Notes to Consolidated Financial Statements..................   F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors
MAXIMUS, Inc.

     We have audited the accompanying consolidated balance sheets of MAXIMUS, Inc. as of September 30, 1997 and 1998, and the related consolidated statements of income, changes in redeemable common stock and shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of David M. Griffith & Associates, Ltd., a wholly-owned subsidiary, which statements reflect total assets of $15.5 million as of December 31, 1997 and total revenues of $32.6 million and $39.4 million for the years ended December 31, 1996 and 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for David M. Griffith & Associates, Ltd. is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MAXIMUS, Inc. at September 30, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Washington, DC
November 13, 1998

               REPORT OF GRANT THORNTON LLP, INDEPENDENT AUDITORS

Board of Directors
David M. Griffith & Associates, Ltd.

     We have audited the balance sheet of David M. Griffith & Associates, Ltd. (an Illinois corporation) as of December 31, 1997, and the related statements of earnings, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1997 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Griffith & Associates, Ltd. as of December 31, 1997, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.

                                          /s/ GRANT THORNTON LLP

Chicago, Illinois
March 18, 1998, except for Note L
which is as of March 23, 1998.

                                 MAXIMUS, INC.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                           AS OF SEPTEMBER 30,
                                                          ---------------------
                                                            1997         1998
                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................  $ 11,000     $ 19,400
  Marketable securities.................................    40,869       13,577
  Accounts receivable, net..............................    46,531       72,345
  Costs and estimated earnings in excess of billings
     (Note 5)...........................................     5,605        5,924
  Prepaid expenses and other current assets.............     1,435        1,166
                                                          --------     --------
     Total current assets...............................   105,440      112,412
Property and equipment at cost:
  Land..................................................       662          662
  Building and improvements.............................     1,721        1,721
  Office furniture and equipment........................     4,902        6,421
  Leasehold improvements................................       188          214
                                                          --------     --------
                                                             7,473        9,018
  Less: Accumulated depreciation and amortization.......    (3,578)      (4,504)
                                                          --------     --------
     Total property and equipment, net..................     3,895        4,514
  Deferred income taxes (Note 9)........................     1,241        1,434
  Other assets..........................................       921        2,183
                                                          --------     --------
     Total assets.......................................  $111,497     $120,543
                                                          ========     ========
          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable......................................  $  3,914     $  9,724
  Accrued compensation and benefits.....................    10,132       14,446
  Billings in excess of costs and estimated earnings
     (Note 5)...........................................    12,277       10,316
  Notes payable.........................................     1,596           --
  Income taxes payable..................................     3,932            3
  Deferred income taxes.................................     2,452          901
  S corporation distribution payable (Note 10)..........     5,748           --
                                                          --------     --------
     Total current liabilities..........................    40,051       35,390
Long-term debt..........................................        --          454
Deferred compensation, less current portion.............     3,533           --
                                                          --------     --------
     Total liabilities..................................    43,584       35,844
Commitments and contingencies (Notes 7 and 11)
Shareholders' equity (Note 10):
  Common stock, no par value; 30,000,000 shares
     authorized; 15,991,680 and 18,225,390 shares issued
     and outstanding at September 30, 1997 and 1998, at
     stated amount......................................    66,708       66,535
  Retained earnings.....................................     1,205       18,164
                                                          --------     --------
     Total shareholders' equity.........................    67,913       84,699
                                                          --------     --------
     Total liabilities and shareholders' equity.........  $111,497     $120,543
                                                          ========     ========

See notes to financial statements.

                                 MAXIMUS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      YEARS ENDED SEPTEMBER 30,
                                                   -------------------------------
                                                     1996        1997       1998
Revenues.........................................  $135,673    $167,324   $233,473
Cost of revenues.................................   101,539     121,968    172,900
                                                   --------    --------   --------
Gross profit.....................................    34,134      45,356     60,573
Selling, general and administrative expenses.....    20,238      25,323     33,783
Stock option compensation, merger, deferred
  compensation and ESOP expense..................     1,556       7,372      3,671
                                                   --------    --------   --------
Income from operations...........................    12,340      12,661     23,119
Interest and other income (expense)..............       (17)        777      1,775
                                                   --------    --------   --------
Income before income taxes.......................    12,323      13,438     24,894
Provision for income taxes.......................       530       4,104     10,440
                                                   --------    --------   --------
Net income.......................................  $ 11,793    $  9,334   $ 14,454
                                                   ========    ========   ========
Earnings per share:
  Basic..........................................  $   0.94    $   0.69   $   0.84
                                                   ========    ========   ========
  Diluted........................................  $   0.94    $   0.67   $   0.82
                                                   ========    ========   ========
Weighted average shares outstanding:
  Basic..........................................    12,573      13,508     17,237
                                                   ========    ========   ========
  Diluted........................................    12,573      13,893     17,596
                                                   ========    ========   ========

See notes to financial statements.

                                 MAXIMUS, INC.
         CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE COMMON STOCK
                            AND SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                             (DOLLARS IN THOUSANDS)

                                                                 SHAREHOLDERS' EQUITY
                                                    REDEEMABLE   --------------------
                                                      COMMON      COMMON    RETAINED
                                                      STOCK       STOCK     EARNINGS
Balance at September 30, 1995.....................   $ 21,359    $    --     $(4,201)
  Issuance of redeemable common stock to
     employees....................................        229         --          --
  Net income......................................         --         --      11,793
  Adjustment to redemption value of redeemable
     common stock.................................     10,095         --     (10,095)
  S Corporation distributions.....................         --         --      (2,175)
                                                     --------    -------     -------
Balance at September 30, 1996.....................     31,683         --      (4,678)
  Purchase of redeemable common stock from
     employee.....................................     (1,422)        --          --
  Issuance of common stock to employees...........         --        778          --
  Compensation charge for stock options...........         --      5,874          --
  Net income......................................         --         --       9,334
  Adjustment to redemption value of redeemable
     common stock.................................         25                    (25)
  Adjustment to retained earnings upon initial
     public offering..............................                (9,083)      9,083
  Reclass of redeemable common stock upon initial
     public offering..............................    (30,286)    15,335      14,951
  Net proceeds from sale of common stock in
     initial public offering......................         --     53,804          --
  S Corporation distributions.....................         --         --     (27,460)
                                                     --------    -------     -------
Balance at September 30, 1997.....................         --     66,708       1,205
  Purchase of common stock from employee..........         --       (454)         --
  Net income......................................         --         --      14,454
  Tax benefit due to option exercise..............         --         --         173
  Adjustment for Griffith results previously
     reported.....................................         --         --         156
  Increase resulting from immaterial poolings.....         --        137       3,843
  Issuance of common stock to employees...........         --        144          --
  S Corporation distributions.....................         --         --      (1,667)
                                                     --------    -------     -------
Balance at September 30, 1998.....................   $     --    $66,535     $18,164
                                                     ========    =======     =======

See notes to financial statements.

                                 MAXIMUS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                           YEARS ENDED SEPTEMBER 30,
                                                         -----------------------------
                                                          1996        1997      1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................  $11,793    $  9,334   $14,454
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation......................................      801       1,027       995
     Amortization......................................       --          --     1,401
     Stock option compensation expense.................       --       5,874        --
     Other.............................................        4        (157)      173
  Changes in assets and liabilities:
     Accounts receivable, net..........................   (9,470)    (10,592)  (19,931)
     Costs and estimated earnings in excess of
       billings........................................   (2,173)     (2,656)     (319)
     Prepaid expenses and other current assets.........     (203)       (794)      380
     Other assets......................................     (101)       (231)      (44)
     Accounts payable..................................      282       2,791     4,593
     Accrued compensation and benefits.................      884       3,497    (1,093)
     Billings in excess of costs and estimated
       earnings........................................    1,995       6,770    (1,811)
     Income taxes payable..............................      (81)      3,914    (3,877)
     Deferred income taxes.............................      280        (319)   (2,475)
                                                         -------    --------   -------
Net cash provided by (used in) operating activities....    4,011      18,458    (7,554)
                                                         -------    --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of contracts................................       --          --    (2,436)
  Increase in cash resulting from immaterial
     poolings..........................................       --          --     1,002
  Purchase of property and equipment...................     (783)     (1,207)   (1,006)
  (Purchase) sale of marketable securities.............   (1,000)    (39,862)   27,819
                                                         -------    --------   -------
Net cash (used in) provided by investing activities....   (1,783)    (41,069)   25,379
                                                         -------    --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from initial public offering, net of
     expenses..........................................       --      53,804        --
  S Corporation distributions..........................   (2,175)    (21,712)   (7,415)
  Redeemable common stock purchased....................     (899)     (1,234)       --
  Common stock issued..................................      229           4       144
  Net proceeds from (payments on) borrowings...........      364         362    (2,621)
                                                         -------    --------   -------
Net cash (used in) provided by financing activities....   (2,481)     31,224    (9,892)
                                                         -------    --------   -------
Cash flow adjustment for change in accounting period of
  Griffith.............................................       --          --       467
                                                         -------    --------   -------
Net (decrease) increase in cash and cash equivalents...     (253)      8,613     8,400
Cash and cash equivalents, beginning of year...........    2,640       2,387    11,000
                                                         -------    --------   -------
Cash and cash equivalents, end of year.................  $ 2,387    $ 11,000   $19,400
                                                         =======    ========   =======

See notes to financial statements.

                                 MAXIMUS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

1.  DESCRIPTION OF BUSINESS

     MAXIMUS, Inc. (the "Company") provides a wide range of program management and consulting services to federal, state and local government health and human services agencies. The Company conducts its operations through two groups. The Government Operations Group administers and manages government health and human services programs, including welfare-to-work and job readiness, child support enforcement, managed care enrollment and disability services. The Consulting Services Group provides health and human services planning, information technology consulting, strategic program evaluation, program improvement, communications planning, and assistance to state and local governments in identifying and collecting previously unclaimed federal welfare revenues.

     The Company operates predominantly in the United States. Revenues from foreign-based projects were less than 10% of total revenues for the years ended September 30, 1996, 1997 and 1998.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a description of the Company's more significant accounting policies.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of wholly-owned subsidiaries. All material intercompany items have been eliminated.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, in particular, estimates used in the earnings recognition process. Actual results could differ from those estimates.

  RESTATEMENT OF PRIOR YEARS' FINANCIAL STATEMENTS

     The Company's 1996 and 1997 financial statements have been restated to reflect the combination with David M. Griffith, Ltd. ("Griffith") in May 1998 in a transaction accounted for using the pooling of interests method of accounting. See Note 3.

  CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

  REVENUE RECOGNITION

     The Company generates revenue under various arrangements, generally long-term contracts under which revenues are based on costs incurred plus a negotiated fee, a fixed price or various performance-based criteria. Revenues for cost-plus contracts are recorded

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

as costs are incurred and include a pro rata amount of the negotiated fee. Revenues on long-term fixed price and performance-based contracts are recognized as costs are incurred. The timing of billing to clients varies based on individual contracts and often differs from the period of revenue recognition. These differences are included in costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings.

     Management reviews the financial status of its contracts quarterly and adjusts revenues to reflect current expectations on realization of costs and estimated earnings in excess of billings. Provisions for estimated losses on incomplete contracts are provided in full in the period in which such losses become known. The Company has various fixed price and performance-based contracts that may generate profit in excess of the Company's expectations. The Company recognizes additional revenue and profit in these situations after management concludes that substantially all of the contractual risks have been eliminated, which generally is at task or contract completion.

  MARKETABLE SECURITIES

     Marketable securities are classified as available-for-sale and are recorded at fair market value with unrealized gains and losses, net of taxes, reported as a separate component of shareholders' equity, if material. Realized gains and losses and declines in market value judged to be other than temporary are included in investment income. Interest and dividends are included in investment income. There are no material unrealized gains or losses on marketable securities at September 30, 1997 and 1998. Marketable securities consist primarily of short-term municipal and commercial bonds.

  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and depreciated using both the straight-line and accelerated methods based on estimated useful lives of 32 years for the Company's building and between three and ten years for office furniture and equipment. Leasehold improvements are amortized over the lesser of their useful life or the remaining term of the lease.

  INCOME TAXES

     Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse.

     Prior to its initial public offering, the Company and its shareholders elected to be treated as an S Corporation under the Internal Revenue Code. Under the provisions of the tax code, the Company's shareholders included their pro rata share of the Company's income in their personal income tax returns. Accordingly, the Company was not subject to federal and most state income taxes during the periods prior to the initial public offering. The completion of the Company's initial public offering during June 1997 resulted in the termination of the Company's S Corporation status for income tax purposes. In connection therewith, the Company recorded a deferred tax charge against income of $2,566 for the

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

cumulative differences between the financial reporting and income tax basis of certain assets and liabilities at June 12, 1997.

     The Company merged with two companies during 1998 that had elected to be treated as S Corporations. The merger resulted in the termination of the S Corporation status for those companies and a deferred tax charge against income of $325 for cumulative differences between the financial statement and tax basis of assets and liabilities.

  ACCOUNTING STANDARDS NOT ADOPTED

     In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" which established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. This statement is effective for fiscal years beginning after December 15, 1997.

     In June 1997, the FASB issued Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information" which established standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments. The financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for financial statements for periods beginning after December 15, 1997.

     The Company does not expect the impact of adopting these new accounting standards to be significant.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, marketable securities, accounts receivable and accounts payable, to approximate the fair value of the respective assets and liabilities at September 30, 1997 and 1998.

3.  BUSINESS COMBINATIONS

     On March 16, 1998, the Company issued 840,000 shares of its common stock in exchange for all of the common stock of Spectrum Consulting Group, Inc. and an affiliated company ("Spectrum"). This merger was accounted for as an immaterial pooling of interests and accordingly, the Company's financial statements, including earnings per share, were not restated for periods prior to January 1, 1998.

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

     On May 12, 1998, the Company issued 1,166,179 shares of its common stock in exchange for all of the outstanding common stock of David M. Griffith and Associates, Ltd. ("Griffith"). This merger was accounted for as a pooling of interests and accordingly, the Company's financial statements, including earnings per share, have been restated for all periods presented to include the financial position and results of operations of Griffith. Griffith's operations for the years ended December 31, 1996 and 1997 were combined with the Company's operations for the fiscal years ended September 30, 1996 and 1997. This resulted in inclusion of Griffith operating results for the three months ended December 31, 1997 in the Company's operating results for both fiscal 1997 and 1998. Griffith's revenues and net income for the three months ended December 31, 1997 were $11,450 and $(156), respectively.

     On August 31, 1998, the Company issued 1,137,420 shares of its common stock in exchange for all of the outstanding common stock of Carrera Consulting Group ("Carrera"). This merger was accounted for as an immaterial pooling of interests and accordingly, the Company's financial statements, including earnings per share, were not restated for periods prior to July 1, 1998.

     On August 31, 1998, the Company issued 254,545 shares of its common stock in exchange for all of the outstanding common stock of Phoenix Planning & Evaluation, Ltd. ("Phoenix"). This merger was accounted for as an immaterial pooling of interests and accordingly, the Company's financial statements, including earnings per share, were not restated for periods prior to July 1, 1998.

     All of the companies involved in the mergers described above are involved primarily in consulting services for state and local governments. The merged companies accounted for as immaterial poolings contributed $16,854 to the Company's revenues for the year ended September 30, 1998.

     A reconciliation of the Company's revenues and net income, as previously reported, to the restated results that give effect to the Griffith combination for the fiscal years ended September 30, 1996 and 1997 follow:

                                                       YEARS ENDED
                                                      SEPTEMBER 30,
                                                  ----------------------
                                                    1996          1997
Revenues as previously reported.................  $103,113      $127,947
Griffith revenues...............................    32,560        39,377
                                                  --------      --------
Combined revenues...............................  $135,673      $167,324
                                                  ========      ========
Net income as previously reported...............  $ 11,619      $  8,589
Griffith net income.............................       174           745
                                                  --------      --------
Combined net income.............................  $ 11,793      $  9,334
                                                  ========      ========

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

4.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                              YEARS ENDED SEPTEMBER 30,
                                             ----------------------------
                                              1996       1997      1998
Numerator:
     Net income............................  $11,793    $9,334    $14,454
Denominator:
     Weighted average shares outstanding...   12,573    13,508     17,237
Effect of dilutive securities:
     Employee stock options................       --       385        359
                                             -------    ------    -------
Denominator for dilutive earnings per
  share....................................   12,573    13,893     17,596
                                             =======    ======    =======

5.  COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Uncompleted contracts consist of the following components:

                                                 BALANCE SHEET CAPTION
                                     ----------------------------------------------
                                      COSTS AND ESTIMATED     BILLINGS IN EXCESS OF
                                     EARNINGS IN EXCESS OF     COSTS AND ESTIMATED
                                           BILLINGS                 EARNINGS
September 30, 1997:
  Costs and estimated earnings.....        $136,008                 $119,765
  Billings.........................         130,403                  132,042
                                           --------                 --------
                                           $  5,605                 $ 12,277
                                           ========                 ========
September 30, 1998:
  Costs and estimated earnings.....        $193,022                 $192,219
  Billings.........................         187,098                  202,535
                                           --------                 --------
                                           $  5,924                 $ 10,316
                                           ========                 ========

     Costs and estimated earnings in excess of billings relate primarily to performance-based contracts which provide for billings based on attainment of results specified in the contract and differences between actual and provisional billing rates on cost-based contracts.

6.  CREDIT FACILITIES

     The Company has a $10 million revolving line of credit with a bank. Borrowings under this line bear interest at LIBOR plus an amount which ranges from 0.65% to 1.25% depending on the Company's debt to equity ratio. The Company had no borrowings under the Credit Facility at September 30, 1998. Under the terms of the line, the Company is required to maintain at all times: (i) an excess of current assets to current liabilities of not

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

less than 1.5 to 1, (ii) net worth of $60 million, and (iii) a ratio of total liabilities to net worth of not more than 1.5 to 1. There were no outstanding borrowings under the line of credit facility at September 30, 1997 and 1998. The line of credit expires on March 31, 1999. At September 30, 1997 and 1998, the Company had letters of credit outstanding amounting to $508 and $401, respectively.

     Certain companies that merged into the Company during 1998 had various arrangements for short and long-term borrowings. These credit arrangements generally were repaid following the related merger and do not significantly affect the Company's financial statements.

7.  LEASES

     The Company leases office space under various operating leases, the majority of which contain clauses permitting cancellation upon certain conditions. The terms of these leases provide for certain minimum payments as well as increases in lease payments based upon the operating cost of the facility and the consumer price index. Rent expense for the years ended September 30, 1996, 1997 and 1998 was $3,321, $5,296 and $6,947, respectively.

     Minimum future payments under these leases are as follows:

YEARS ENDED SEPTEMBER 30,
     1999...........................................  $ 8,863
     2000...........................................    5,517
     2001...........................................    3,969
     2002...........................................    2,872
     2003...........................................    1,938
     Thereafter.....................................      997
                                                      -------
                                                      $24,156
                                                      =======

8.  EMPLOYEE BENEFIT PLANS AND DEFERRED COMPENSATION

     The Company has 401(k) plans and other defined contribution plans for the benefit of all employees who meet certain eligibility requirements. The plans provide for Company match, specified Company contributions, and/or discretionary Company contributions. During the years ended September 30, 1996, 1997 and 1998, the Company contributed $650, $774 and $1,342 to the plans, respectively.

     Prior to its merger with the Company, Griffith had an employee stock ownership plan covering substantially all of its employees. During 1996, 1997 and 1998, amounts charged to operations for the plan were $643, $897, and $394, respectively.

     Prior to its merger with the Company, Griffith had deferred compensation arrangements with certain officers and employees and had granted stock appreciation rights to certain current and retired officers and employees. The stock appreciation rights provided for full vesting and current settlement at the time of the merger. During 1996,

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

1997 and 1998, amounts charged to operations under these arrangements were $461, $216 and $972, including a non-recurring charge of $942 in 1998 as a result of the merger.

9.  INCOME TAXES

     The Company's provision for income taxes is as follows:

                                              YEARS ENDED SEPTEMBER 30,
                                             ----------------------------
                                              1996      1997       1998
Current provision:
     Federal...............................  $   --    $ 3,722    $10,676
     State.................................     250        701      1,894
Deferred tax expense (benefit).............     280       (319)    (2,130)
                                             ------    -------    -------
                                             $  530    $ 4,104    $10,440
                                             ======    =======    =======

The provision for income taxes resulted in effective tax rates that varied from the federal statutory income tax rate as follows:

                                              YEARS ENDED SEPTEMBER 30,
                                             ----------------------------
                                              1996      1997       1998
Expected federal income tax provision......  $4,195    $ 4,569    $ 8,713
Effect of income taxed directly to S
  Corporation shareholders.................  (4,027)    (3,893)      (297)
State income taxes.........................     250        607      1,245
Effect of termination of S Corporation
  status...................................      --      2,566        325
Effect of nondeductible merger costs.......      --         --        531
Other......................................     112        255        (77)
                                             ------    -------    -------
                                             $  530    $ 4,104    $10,440
                                             ======    =======    =======

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

The significant items comprising the Company's deferred tax assets and liabilities as of September 30, 1997 and 1998 are as follows:

                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1997      1998
Deferred tax assets -- current:
  Liabilities for costs deductible in future periods........  $   425   $  810
  Billings in excess of costs and estimated earnings........    4,699    4,126
                                                              -------   ------
Total deferred tax assets -- current........................    5,124    4,936
Deferred tax liabilities -- current:
  Cash versus accrual accounting............................    5,334    2,915
  Costs and estimated earnings and excess of billings.......    2,242    2,512
  Other.....................................................       --      410
                                                              -------   ------
Total deferred tax liabilities -- current...................    7,576    5,837
                                                              -------   ------
Net deferred tax (liability) -- current.....................  $(2,452)  $ (901)
                                                              =======   ======
Deferred tax assets (liabilities) -- non-current:
  Stock option compensation.................................    2,055    1,874
  Deferred compensation.....................................    1,388       --
  Cash versus accrual accounting............................   (2,202)    (795)
  Other.....................................................       --      355
                                                              -------   ------
Net deferred tax asset -- non-current.......................  $ 1,241   $1,434
                                                              =======   ======

Cash paid for income taxes during the years ended September 30, 1996, 1997 and 1998 was $313, $274 and $16,507, respectively.

10.  SHAREHOLDERS' EQUITY

  INITIAL PUBLIC OFFERING

     The Company completed an initial public offering (the "IPO") of common stock during June 1997. Of the 6,037,500 shares of common stock sold in the IPO, 2,360,000 shares were sold by selling shareholders and 3,677,500 were sold by MAXIMUS, Inc. generating $53,804 in proceeds to the Company, net of offering expenses.

  S CORPORATION DISTRIBUTIONS

     During fiscal year 1997, the Company made cash distributions to its S Corporation Shareholders prior to the IPO totaling $1,212. In connection with the IPO, the Company made an additional distribution of $20,500 to its S Corporation Shareholders and accrued an additional distribution at September 30, 1997 in the amount of $5,748, such aggregate amount representing the undistributed earnings of the Company taxed or taxable to shareholders through the date of the IPO.

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

     Consistent with their past practices, Spectrum and Phoenix paid S Corporation dividends totaling $1,667 during 1998, based upon pre-merger taxable income.

  REDEEMABLE COMMON STOCK

     Prior to the IPO, a shareholders' agreement obligated the Company to purchase all shares offered for sale by the Company's shareholders at a formula price based on the book value of the Company. In addition, shareholders were obligated to sell and the Company was obligated to purchase at the formula price all of the shares owned by the shareholders upon the shareholder's death, disability or termination of employment. Griffith had agreements with certain of its shareholders to repurchase its shares under certain circumstances at fair value. The Company's obligation to purchase common shares from shareholders terminated upon completion of the IPO. Accordingly, amounts classified previously as redeemable common stock, including amounts related to Griffith, were reclassified into shareholders' equity.

  EMPLOYEE STOCK PURCHASE PLAN

     During fiscal 1998, the Company implemented a plan which permits employees to purchase shares of the Company's common stock each quarter at 85% of the market value on the last day of the quarter. The initial sale of shares under the plan occurred subsequent to September 30, 1998.

  STOCK OPTION PLANS

     The Company's Board of Directors established stock option plans during 1997 pursuant to which the Company may grant incentive and non-qualified stock options to officers, employees and directors of the Company. Such plans also provide for stock awards and direct purchases of the Company's common stock.

     The vesting period and share price for awards are determined by the Company's Board of Director at the date of grant. Options granted during 1997 include those which were fully vested on issuance and others which vest over periods from two to four years. The Company's Board of Directors has reserved
3.1 million shares of common stock for issuance under the Company's stock option plans. At September 30, 1998, 2.0 million shares were available for grants under the Company's option plans.

     In January 1997, the Company issued options to various employees to purchase 403,975 shares of the Company's common stock at a formula price based on book value. During 1997, the Company recorded a non-recurring charge against income of $5,874 for the difference between the IPO price and the formula price for all options outstanding. The Company recorded a deferred tax benefit relating to the charge in the amount of $2,055.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting and Disclosure for Stock-Based Compensation," which provides for a fair value based methodology of accounting for all stock option plans. Under SFAS 123, companies may account for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(APB 25) and related Interpretations and provide pro forma disclosure of net income, as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options and provide pro forma fair value disclosure under SFAS 123.

     Pro forma information regarding net income has been determined as if the Company had accounted for its stock options under the fair value method of SFAS
123. The fair value for these options was estimated at the date of grant using a minimal valuation method in 1997 and the Black-Scholes method in 1998 with the following assumptions -- volatility 42% for 1998, risk free interest rate 6.5% for 1997 and 5.5% for 1998, dividend yield 0% and an expected life of the option of 4 years. The grant-date fair value of options granted was $3.58 for 1997 and $9.61 for 1998.

     For purposes of the pro forma disclosure, the estimated fair value of the options is amortized to reflect such expense over the options' vesting period. For the years ended September 30, 1997 and 1998, pro forma net income and pro forma net income per share resulting from the adjustment for stock option compensation was as follows:

                                                SEPTEMBER 30,
                                              -----------------
                                               1997      1998
Net income..................................  $9,334    $14,454
FAS 123 compensation expense................    (972)      (780)
                                              ------    -------
Net income, as adjusted.....................  $8,362    $13,674
                                              ======    =======
Net income per share, as adjusted:
     Basic..................................  $ 0.62    $  0.79
     Diluted................................  $ 0.60    $  0.78

A summary of the Company's stock option activity for the years ended September 30, 1997 and 1998 is as follows:

                                                        WEIGHTED-
                                                         AVERAGE
                                                        EXERCISE
          ACTIVITY DURING 1997:             OPTIONS       PRICE
Granted..................................    531,975     $ 5.05
Exercised................................     (3,025)      1.46
                                           ---------
Outstanding at September 30, 1997........    528,950       5.07
Granted..................................    626,989      24.06
Exercised................................    (36,300)      3.46
Canceled due to termination..............    (25,887)     25.05
                                           ---------
Outstanding at September 30, 1998........  1,093,752      15.33
                                           =========

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

The ranges of exercise prices for outstanding options were as follows at September 30, 1998:

$ 0.01 - $ 1.46.....................................    369,150
$12.31 - $16.00.....................................    251,338
$23.38 - $31.56.....................................    473,264
                                                      ---------
                                                      1,093,752
                                                      =========

The Company had 468,995 options exercisable at September 30, 1998 at a weighted average exercise price of $5.54 per share. Outstanding options have a weighted average remaining exercise period of 9.2 years at September 30, 1998.

11.  COMMITMENTS AND CONTINGENCIES

  LITIGATION

     On February 3, 1997, the Company was named as a third party defendant by Network Six, Inc. ("Network Six") in a legal action brought by the State of Hawaii against Network Six. Network Six alleges that the Company is liable to Network Six on various grounds. The Company believes Network Six's claims are without merit and intends to vigorously defend this action. The Company believes this action will not have a material adverse effect on its financial condition or results of operations and has not accrued for any loss related to this claim.

     On November 28, 1997, an individual who was a former officer, director and shareholder of the Company, filed a complaint in the United States District Court for the District of Massachusetts, alleging that at the time he resigned from the Company in 1996, thereby triggering the repurchase of his shares, the Company and certain of its officers and directors had failed to disclose material information to him relating to the potential value of the shares. He further alleges that the Company and its officers and directors violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and breached various fiduciary duties owed to him and claims damages in excess of $10 million. The Company does not believe that this action will have a material adverse effect on the Company's financial condition or results of operations, and it intends to vigorously defend this action.

     In January 1997, a lawsuit was filed against a number of defendants, including Griffith, by a purchaser of municipal bonds. Griffith had prepared two reports rendering an opinion on the anticipated debt service coverage of the revenue bonds for the first five years of operation of the sewer project by Superstition Mountain Community Facilities District No. 1 (the "District"). The District was unable to meet its debt service obligations and filed bankruptcy. The purchaser of the Revenue Bonds, Allstate Insurance Company, has sued a number of defendants, including Griffith, for damages of $32.1 million which is the face value of the revenue bonds, plus interest. The District has also filed a lawsuit against Griffith seeking damages. Griffith intends to vigorously defend both of these actions. However, given the early stage of litigation, legal counsel is unable to express an opinion concerning the ultimate resolution of either case or Griffith's liability, if any, in connection therewith.

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

     The Company also is involved in various other legal proceedings in the ordinary course of its business. In the opinion of management, these proceedings involve amounts that would not have a material effect on the financial position or results of operations of the Company if such proceedings were disposed of unfavorably.

  DCAA AUDITS

     A substantial portion of payments to the Company from United States Government agencies is subject to adjustments upon audit by the Defense Contract Audit Agency. Audits through 1993 have been completed with no material adjustments. In the opinion of management, the audits of subsequent years are not expected to have a material adverse effect on the Company's financial position or results of operations.

  EMPLOYMENT AGREEMENTS

     The Company has employment agreements with 14 of its executives that provide for base salaries of approximately $3.5 million per year. The term of the employment obligations are through 2000.

12.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts. To date, these financial instruments have been derived from contract revenues earned primarily from federal, state and local government agencies located in the United States.

     At September 30, 1997 and 1998, $1,436 and $1,004, respectively, of the Company's accounts receivable were due from the United States Government. Revenues under contracts with various agencies of the United States Government were $61,317, $35,802 and $3,738 for the years ended September 30, 1996, 1997 and 1998, respectively. Of these amounts, $56,530, $31,611 and $0 for the years ended September 30, 1996, 1997 and 1998, respectively, were revenues of the government operations segment. As a result of legislation that eliminated certain Social Security Administration program benefits, a contract with the United States Government that contributed substantially all of the revenues of the government operations group for 1996 and 1997 was terminated by the United States Government. This contract concluded during the second quarter of 1997.

     At September 30, 1997 and 1998, $10,482 and $9,706 of the Company's accounts receivable were due from one state government. Revenues from contracts with this state, principally by the government operations segment, were $26,189 and $30,934 for the years ended September 30, 1997 and 1998.

                                 MAXIMUS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

13.  BUSINESS SEGMENTS

     The following table provides certain financial information for each business segment:

                                  1996        1997        1998
Revenues:
  Government Operations.......  $ 77,211    $ 97,369    $139,263
  Consulting..................    58,462      69,955      94,210
                                --------    --------    --------
                                $135,673    $167,324    $233,473
                                ========    ========    ========
Income from operations:
  Government Operations.......  $  4,936    $  6,164    $ 10,642
  Consulting..................     7,404       6,497      12,544
                                --------    --------    --------
                                $ 12,340    $ 12,661    $ 23,186
                                ========    ========    ========
Identifiable assets:
  Government Operations.......  $ 19,369    $ 26,610    $ 42,429
  Consulting..................    23,137      28,886      40,701
  Corporate...................     6,214      56,001      37,413
                                --------    --------    --------
                                $ 48,720    $111,497    $120,543
                                ========    ========    ========
Capital expenditures:
  Government Operations.......  $      4    $      2    $     --
  Consulting..................       508         790         545
  Corporate...................       271         415         461
                                --------    --------    --------
                                $    783    $  1,207    $  1,006
                                ========    ========    ========
Depreciation and amortization:
  Government Operations.......  $     99    $    204    $  1,518
  Consulting..................       521         643         792
  Corporate...................       181         180          86
                                --------    --------    --------
                                $    801    $  1,027    $  2,396
                                ========    ========    ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DECEMBER 11, 1998

                                 [MAXIMUS LOGO]
                        4,200,000 SHARES OF COMMON STOCK
                           -------------------------

P R O S P E C T U S

                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE

                                LEHMAN BROTHERS

                             LEGG MASON WOOD WALKER
        INCORPORATED

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell those securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed such the date hereof.

--------------------------------------------------------------------------------